Exhibit 99.1

BARRICK
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, ON M5J 2S1
Annual Information Form
For the year ended December 31, 2013
Dated as of March 31, 2014

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS	3

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	9

FORWARD-LOOKING INFORMATION	10

SCIENTIFIC AND TECHNICAL INFORMATION	12

GENERAL INFORMATION	13

Incorporation	13
Subsidiaries	13
Areas of Interest	13
General Development of the Business	13

NARRATIVE DESCRIPTION OF THE BUSINESS	21

Production	21
Operating Units	21
Cortez	22
Goldstrike	22
Pueblo Viejo	23
Lagunas Norte	23
Veladero	23
North America – other	24
Australia Pacific	24
African Barrick Gold	25
Global Copper	26
Pascua-Lama	26
Mineral Reserves and Mineral Resources	27
Marketing and Distribution	37
Employees and Labor Relations	39
Competition	39
Corporate Social Responsibility	39

MATERIAL PROPERTIES	40

Cortez Property	40
Goldstrike Property	46
Pueblo Viejo Mine	52
Lagunas Norte Mine	59
Veladero Mine	64
Zaldívar Mine	69
Lumwana Mine	75
Pascua-Lama Project	80

EXPLORATION AND EVALUATIONS	88

ENVIRONMENT AND CLOSURE	91

ENTERPRISE RISK MANAGEMENT	95

Financial Risk Management	97

LEGAL MATTERS	100

Government Controls and Regulations	100
Legal Proceedings	103

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RISK FACTORS	107

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	122

CONSOLIDATED FINANCIAL STATEMENTS	122

CAPITAL STRUCTURE	122

RATINGS	125

MARKET FOR SECURITIES	126

MATERIAL CONTRACTS	127

TRANSFER AGENTS AND REGISTRARS	129

DIVIDEND POLICY	129

DIRECTORS AND OFFICERS OF THE COMPANY	129

AUDIT COMMITTEE	136

Audit Committee Mandate	136
Purpose	136
Committee Responsibilities	136
Responsibilities of the Committee Chair	138
Powers	139
Composition	139
Meetings	140
Composition of the Audit Committee	140
Relevant Education and Experience	140
Participation on Other Audit Committees	141
Audit Committee Pre-Approval Policies and Procedures	141
External Auditor Service Fees	142

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	142

NON-GAAP FINANCIAL MEASURES	143

INTERESTS OF EXPERTS	154

ADDITIONAL INFORMATION	154

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GLOSSARY OF TECHNICAL TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Autogenous mill

A horizontal lined steel cylinder that rotates resulting in the grinding of ore to a finer size through abrasion and attrition using larger competent pieces of the same ore instead of conventional steel balls or rods.

Ball mill

A horizontal lined steel cylinder which rotates resulting in the grinding of ore to a finer size through abrasion and attrition using manufactured steel balls.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Concentrate

A product from a mineral processing facility such as gravity separation or flotation in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Counter current decantation (CCD)

A circuit involving multiple thickeners and a wash solution introduced countercurrent to the flow of slurry to rinse and recover soluble metal values or contaminants from finely ground ore.

Crushing

A unit operation that reduces the size of material delivered as Run of Mine Ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

Sub-economic material that is included with mined ore due to limitations in selectivity.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process which concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions which dissolve and transport values for recovery in the process plant.

Hydrocyclone

A stationary classifying device that utilizes centrifugal force to separate or sort particles in liquid suspension.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Merrill-Crowe process

A process involving the forced precipitation of gold or silver from a cyanide solution onto zinc dust introduced into the system. Recovered zinc precipitate is then subjected to additional treatment to recover precious metals into doré bullion.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information.”

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after processing and removal of values.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tons

Short tons (2,000 pounds).

Tonnes

Metric tonnes (2,204 pounds).

Underhand cut and fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2013 and the exchange rate at December 31, 2013 were one Canadian dollar per 0.97 and 0.94 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2013 and the exchange rate at December 31, 2013 were one Australian dollar per 0.97 and 0.89 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2013 and the exchange rate at December 31, 2013 were one U.S. dollar per 495 and 525 Chilean pesos, respectively.

For the year ended December 31, 2013 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2013 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2013 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (See Note 7 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Changes in Definitions of Non-GAAP Measures

Barrick uses certain non-GAAP financial measures in its financial reports. Beginning with its 2012 Annual Report, Barrick adopted “all-in sustaining cash costs per ounce” as a non-GAAP measure that represents the total recurring costs associated with producing gold. In June 2013, the World Gold Council (“WGC”), a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick, published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the second quarter of 2013 (the “Second Quarter 2013 MD&A”). The “all-in sustaining costs”

measure is similar to the Company’s presentation of the same measure in reports prior to its Second Quarter 2013 MD&A, with the exception of the classification of sustaining capital. Barrick’s “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine. This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Starting in its Second Quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform to the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed. Also beginning with the Second Quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, Barrick has calculated these non-GAAP metrics on a co-product basis. The Company’s co-product metrics remove the impact of other metal sales that are produced as a byproduct of Barrick’s gold production from cost per ounce calculations, but do not reflect a reduction in costs for costs associated with other metal sales. For a description and reconciliation of each of these measures, please see pages 65 to 69 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2013 contained in Barrick’s 2013 Annual Report (the “MD&A”). See also “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements.” All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity);

•	changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom or Barbados or other countries in which we do or may carry on business in the future;

•	failure to comply with environmental and health and safety laws and regulations;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	diminishing quantities or grades of reserves;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	adverse changes in our credit rating;

•	the impact of inflation;

•	operating or technical difficulties in connection with mining or development activities;

•	the speculative nature of mineral exploration and development;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentinean and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian schilling and Papua New Guinean kina versus the U.S. dollar);

•	changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	business opportunities that may be presented to, or pursued by, us;

•	our ability to successfully integrate acquisitions or complete divestitures;

•	employee relations;

•	availability and increased costs associated with mining inputs and labor; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Rick Sims, Senior Director, Resources and Reserves of Barrick, Steven Haggarty, Senior Director, Metallurgy of Barrick or Patrick Garretson, Director, Life of Mine Planning of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “ – General Development of the Business”). In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 21, 2014 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 21, 2014, including those mines held through Barrick’s equity interest in African Barrick Gold plc, is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production and reserves. The Company has operating mines or projects in Canada, the United States, the Dominican Republic, Peru, Chile, Argentina, Tanzania, Zambia, Australia, Papua New Guinea and Saudi Arabia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

In April 2011, Barrick announced that it had signed an agreement with Equinox Minerals Limited (“Equinox”) pursuant to which Barrick agreed to make an offer to acquire all of the issued and outstanding common shares of Equinox for an all-cash offer of C$8.15 per share. On June 1, 2011, Barrick had acquired 83% of the shares, thus obtaining control. The Company began consolidating operating results, including cash flows, from this date onwards as part of the Company’s global copper business. On July 19, 2011, Barrick acquired 100% of the issued and outstanding common shares for total cash consideration of $7.482 billion. Equinox’s primary asset was the Lumwana copper mine, a large long-life property in the highly prospective Zambian Copperbelt. Equinox’s other significant asset was the Jabal Sayid copper project in Saudi Arabia. This acquisition was funded through the Company’s existing cash balances and $6.5 billion in new debt issued during 2011.

In 2012, Barrick announced a new corporate strategy that is focused on maximizing risk-adjusted rates of return and free cash flow through a disciplined approach to capital allocation. The Company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment. As part of this strategy, all capital allocation options, including returns to shareholders, organic investment, acquisitions, and other expenditures, have been, and will continue to be, ranked and prioritized to meet certain key objectives including generating returns to shareholders, aggressively managing costs, optimizing Barrick’s asset portfolio around the world including by divesting those assets that do not meet these criteria and investing in assets that do, and reducing geopolitical risk. Barrick carried out the following initiatives in 2013 and thus far in 2014 in accordance with its ongoing global portfolio optimization plan:

In July 2013, Barrick completed the sale of its Barrick Energy oil and gas business segment for consideration of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As of August 2013, the Company decided to initiate closure of its Pierina mine in Peru. On September 30, 2013, Barrick completed the sale of the Company’s Yilgarn South assets, which are the Granny Smith, Lawlers and Darlot mines in Australia, for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares. On January 31, 2014, Barrick completed the sale of its Plutonic mine in Australia for total cash consideration of A$25 million. On March 1, 2014, Barrick completed the sale of its Kanowna mine in Australia for total cash consideration of A$75 million, subject to certain closing adjustments. On March 11, 2014, Barrick completed the divestment of a portion of its equity interest in African Barrick Gold plc (“ABG”), raising gross proceeds of $187 million (for more information about ABG, see “Narrative Description of the Business – Operating Units – African Barrick Gold”). Following this partial divestment, Barrick’s equity interest in ABG has been reduced from 73.9% to 63.9%. On February 4, 2014, the Company announced that it had agreed to divest its minority interest in the Marigold mine in Nevada for total cash consideration of $86 million, subject to certain closing adjustments. The transaction is expected to close in April 2014.

In November 2013, Barrick completed a bought deal equity offering of 163.5 million common shares at a price of $18.35 per common share for net proceeds of approximately $2.9 billion. Barrick used the net proceeds of the offering to strengthen the Company’s balance sheet and improve its long-term liquidity position by using approximately $2.6 billion to redeem or repurchase outstanding short- and medium-term debt.

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project in Chile and Argentina, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The ramp-down is on schedule for completion by mid-2014. See “Narrative Description of the Business – Operating Units – Pascua-Lama” and “Material Properties – Pascua-Lama Project.”

Barrick has no plans to build any new mines at this time. The Company intends to advance its projects in Nevada, however, particularly at Goldrush. See “Exploration and Evaluations – Goldrush.” The Company also has a number of orebodies around the world which hold sizeable economic potential, but which currently do not meet Barrick’s investment criteria. In the interim, the Company will spend the minimum amount of capital required to maintain the economic potential of these assets.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development. Barrick’s Pueblo Viejo mine achieved commercial production in January 2013, and is expected to ramp up to full capacity during the first half of 2014. For 2014, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $100 to $125 million (2013: $2.1 billion) of its total capital expenditures on capital projects. The expected decrease in capital spending year-over-year primarily relates to Barrick’s decision to temporarily suspend construction activities at Pascua-Lama. For additional information regarding Barrick’s projects, see “Exploration and Evaluations” and “Material Properties – Pascua-Lama Project.” For additional information about the Pueblo Viejo mine, see “Material Properties – Pueblo Viejo Mine.”

Barrick’s exploration activity is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around its existing mines and early stage exploration activities. For additional information regarding Barrick’s exploration programs and new discoveries, see “Exploration and Evaluations.”

Total revenues in 2013 were $12.5 billion, a decrease of $1.9 billion, or 13%, compared to 2012, primarily due to lower realized gold prices and sales volumes. In 2013, gold and copper revenues totaled $10.7 billion and $1.7 billion, respectively, with gold down 15% compared to the prior year due to lower realized gold prices and sales volumes, and copper down 2% compared to the prior year due to lower copper realized prices, partially offset by higher sales volumes. Realized gold prices of $1,407 per ounce in 2013 were down 16% compared to the prior year, principally due to the 15% decline in market gold prices in 2013. Realized copper prices for 2013 were $3.39 per pound, down 5% compared to the prior year due to a decline in market copper prices in 2013. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices.” In 2013, Barrick reported a net loss of $10.37 billion, including after-tax impairment charges of $11.54 billion primarily related to the Company’s Pascua-Lama project, compared to a net loss of $538 million in 2012. Adjusted net earnings were $2.57 billion compared to adjusted net earnings of $3.95 billion in 2012 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity”). The significant adjusting items (net of tax and non-controlling interest effects) in 2013 include: impairment charges of $11.5 billion, which includes $6.0 billion in after-tax impairment charges attributable to Barrick’s Pascua-Lama project, primarily due to a decline in market prices for gold, silver and copper and Barrick’s decision to temporarily suspend construction activities at the project; $466 million in losses related to the disposition of Barrick Energy; $258 million in project care and maintenance and demobilization costs at Pascua-Lama (see “Narrative Description of the Business – Operating Units – Pascua-Lama” and “Material Properties – Pascua-Lama Project”); $249 million in income tax expense at Pueblo Viejo, related to the impact of the substantive enactment of the amendments to the Special Lease Agreement (see “Narrative Description of the Business – Operating Units – Pueblo Viejo” and “Material Properties – Pueblo Viejo Mine”); $233 million in unrealized foreign currency translation losses; a $94 million increase in rehabilitation provision for Pierina as a result of its accelerated closure; and $21 million in restructuring costs related to the company-wide role reductions; partially offset by $56 million in realized and unrealized gains on non-hedge derivative instruments and a $3 million gain on the sale of the Yilgarn South assets.

In 2013, Barrick’s gold production was 7.17 million ounces, 3% lower than 2012 gold production, with all-in sustaining cash costs of $915 per ounce and adjusted operating costs of $566 per ounce and cost of sales of $6.0 billion. Barrick’s copper production in 2013 was 539 million pounds of copper, 15% higher than 2012 copper production, with C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.42 per pound and cost of sales of $1.1 billion. In 2012, Barrick produced 7.42 million ounces of gold, with all-in sustaining cash costs of $1,014 per ounce and adjusted operating costs of $563 per ounce, and 468 million pounds of copper, with C1 cash costs of $2.05 per pound and C3 fully allocated costs of $2.85 per pound. For an explanation of all-in sustaining cash costs per ounce, adjusted operating costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound, refer to “Non-GAAP Financial Measures – Adjusted operating costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound.”

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2013(2)	2012(2)
		(thousands of ounces)	(thousands of ounces)

North America
Cortez Property, Nevada	100%	1,337	1,370
Goldstrike Property, Nevada	100%	892	1,174
Pueblo Viejo Mine, Dominican Republic (3)	60%	488	67
Round Mountain Mine, Nevada (3)	50%	156	185
Ruby Hill Mine, Nevada	100%	91	41
Hemlo Property, Ontario	100%	204	206
Marigold Mine, Nevada (3),(4)	33%	54	48
Bald Mountain Mine, Nevada	100%	94	161
Golden Sunlight Mine, Montana	100%	92	98
Turquoise Ridge Mine, Nevada (3)	75%	167	144

		3,575	3,493

South America
Lagunas Norte Mine, Peru	100%	606	754
Veladero Mine, Argentina	100%	641	766
Pierina Mine, Peru (5)	100%	97	110

		1,344	1,631

Australia Pacific
Porgera Mine, Papua New Guinea (3)	95%	482	436
Cowal Mine, Central New South Wales, Australia	100%	297	268
Kalgoorlie Mine, Western Australia (3)	50%	315	327
Plutonic Mine, Western Australia (6)	100%	114	112
Yilgarn South, Western Australia (7)	100%	339	452
Kanowna Mine, Western Australia (8)	100%	226	228

		1,773	1,822

Africa(9)
Bulyanhulu Mine, Tanzania	73.90%	147	175
North Mara Mine, Tanzania	73.90%	190	143
Buzwagi Mine, Tanzania	73.90%	134	123
Tulawaka Mine, Tanzania (10)	51.73%	4	23

		474	463

Other (11)		—	12

Company Total		7,166	7,421

(1)	Barrick’s interest is subject to royalty obligations at certain mines.
(2)	Sum of gold mine production amounts may not equal total production amounts due to rounding.
(3)	Barrick’s proportional share.
(4)	Barrick entered into an agreement to sell its interest in the Marigold mine on February 4, 2014. The transaction is expected to close in April 2014.
(5)	Barrick initiated the closure of the Pierina mine in August 2013. Includes production up to the fourth quarter of 2013.
(6)	Barrick completed the sale of the Plutonic mine on January 31, 2014.

(7)	The Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes. Includes production up to September 30, 2013, the effective date of the sale of the Yilgarn South assets.
(8)	Barrick completed the sale of the Kanowna mine on March 1, 2014.
(9)	Barrick’s proportional share for the periods indicated. Barrick’s equity interest in ABG was reduced to 63.9% following the partial divestment of shares completed on March 11, 2014.
(10)	ABG initiated the closure of the Tulawaka mine in the second quarter of 2013. Barrick continued to report production from this mine as part of its ABG operating unit through year-end 2013.
(11)	Includes Barrick’s equity share of production at Highland Gold up to April 26, 2012, the effective date of the sale of Highland Gold.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2013	2012
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	279	289
Lumwana Mine, Zambia	100%	260	179

Company Total		539	468

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
53.49%(1)
BGC Holdings Ltd. (Cayman Islands)
Sutton Resources Ltd. (British Columbia)
PDG Sona (Cayman) Limited (Cayman Islands)
PDG Aurora LLC (Cayman Islands)
10%
ABX Financeco Inc. (Delaware)
Barrick North America Holding Corporation (Nevada)
Equinox Minerals Limited (Ontario)
50%
Atacama Copper Pty Limited (New South Wales)
Barrick (PD) Australia Limited (New South Wales)
Arizona Star Resource (Bermuda) Ltd. (Bermuda)
75%
AC 40689 Ltd. (Cayman Islands)
99.99%(1)
Inversiones Arizona Star Chile Limitada (Chile)
42.35%
43.54%
Compania Minera Casale (Chile)
Cerro Casale Project (Chile)
Dominicana Holdings Inc. (Barbados)
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Project (Dominican Republic)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International (Barbados) Corp. (Barbados)
43.80%
16.67%
Placer B-C Limited (Grand Cayman)
Zaldivar Chile Inc. (Grand Cayman)
60%
99.9%(1)
Compania Minera Zaldivar Limitada (Chile)
Zaldivar Mine (Chile)
99.99%(1)
Inversiones Barrick Conosur Limitada (Chile)
99.99%(1)
Compania Minera Cerro Amarillo Limitada (Chile)
94.97%(1)
Barrick Exploraciones Argentina S.A. (Argentina)
Pascua-Lama Project (Chile/ Argentina)
Romanex International Limited (British Columbia)
Kabanga Holdings Limited (Cayman Islands)
60%
40%
Kabanga Nickel Company Limited (Tanzania)
Kabanga Project (Tanzania)
60%
40%
Kagera Mining Company Limited (Tanzania)
Kagera Project (Tanzania)
Barrick Holdings Ltd. (Cayman Islands)
South American Mineral Ventures Limited (Cayman Islands)
98.23%(1)
Minera Barrick Misquichilca S.A. (Peru)
Lagunas Norte Mine (Peru)
Pierina Mine(2) (Peru)
11.03%
9.11%
African Barrick Gold plc (United Kingdom)
BUK HoldCo Limited (United Kingdom)
East African Gold Mines Limited (Australian Capital Territory)
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
1816962 Ontario Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
5%
95%
1051694 Ontario Inc. (Ontario)
Pangea Minerals Limited (Tanzania)
Buzwagi Mine (Tanzania)
PDG Finance (Cayman) LLC (Cayman Islands)
90%
PDG Finance SRL (Barbados)
PDG Bank Limited (Barbados)
Barrick Holding Co. (California)
96.36%
Argentina Gold Corp (Canada)
90.34%(1)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
54.79%(1)
Argentina Gold (Bermuda) II Ltd. (Bermuda)
97.8%(1)
Minera Argentina Gold S.A. (Argentina)
Veladero Mine (Argentina)
Barrick Gold Exploration Inc. (Delaware)
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Property (United States)
Barrick (HMC) Mining Company (Delaware)
3.64%
Homestake Mining Company of California (California)
33.3%
Barrick Gold Finance Company (Nova Scotia)
87.83%(1)
Barrick Gold Inc. (Ontario)
Hemlo Property (Canada)
Barrick Turquoise Ridge Inc. (Delaware)
Turquoise Ridge Mine (United States)
Barrick Gold Finance Inc. (Delaware)
40%
Cortez Mine (United States)
Marigold Mine(2) (United States)
Ruby Hill Mine (United States)
53.8%(1)
Barrick (Australian Pacific Holdings) Pty Ltd. (Northern Territory)
Barrick (Australia Pacific) Limited (South Australia)
50%
KCGM Superpit (Australia)
Barrick (Cowal) Limited (South Australia)
Cowal Mine (Australia)
Bargold Corporation (Delaware)
25%
Round Mountain Mine (United States)
Homestake Nevada Corporation (California)
25%
Barrick Gold U.S. Inc. (California)
50%
Donlin Gold LLC (Delaware)
Donlin Gold Project (United States)
Barrick Cortez Inc. (Delaware)
60%
Golden Sunlight Mines Inc. (California)
Golden Sunlight Mine (United States)
Bald Mountain Mine (United States)
Equinox Resources Limited (New South Wales)
Equinox Overseas Pty Ltd (Western Australia)
Equinox Africa Limited (Western Australia)
Lumwana Mining Company Limited (Zambia)
Lumwana Mine (Zambia)
Equinox Middle East Pty Ltd (Queensland)
Vertex Group Holdings WLL (Bahrain)
Bariq Mining Limited (Saudi Arabia)
Jabal Sayid Project (Saudi Arabia)
Tethyan Copper Company Pty Limited (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
75%
Reko Diq Project (Pakistan)
Barrick (Niugini) Limited (Papua New Guinea)
95%
Porgera Mine (Papua New Guinea)

(1)	Wholly-owned, directly or indirectly, by Barrick Gold Corporation.
(2)	In closure.
(3)	Held for sale (closing expected in April 2014).

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from the Zaldívar and Lumwana mines and holds other interests. Should suitable opportunities arise, Barrick could also consider diversifying into other metals or minerals. In the fourth quarter of 2013, the Company reorganized its operating structure and as a result, Barrick is now organized into ten operating units: five individual gold mines, two gold mine portfolios, Barrick’s 63.9% equity interest in African Barrick Gold plc (“ABG”), a global copper business, and one project. Barrick’s chief operating decision maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an operating unit level. Therefore, these operating units are operating segments for financial reporting purposes. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating units and Barrick as a whole.

Production

For the year ended December 31, 2013, Barrick produced 7.17 million ounces of gold at all-in sustaining cash costs of $915 per ounce, adjusted operating costs of $566 per ounce and a cost of sales attributed to gold of $6.0 billion. Barrick’s 2014 gold production is targeted at approximately 6.0 to 6.5 million ounces. Barrick expects average all-in sustaining cash costs in 2014 of $920 to $980 per ounce, adjusted operating costs of $590 to $640 per ounce and cost of sales in the range of $5.9 to $6.2 billion, assuming a market gold price of $1,300 per ounce, a market oil price of $100 per barrel and an Australian dollar exchange rate of $1:A$0.91. See “Forward-Looking Information.” The Company’s 2014 gold production is expected to be lower than 2013 as a result of: the sale of Yilgarn South sites and the Plutonic and Kanowna gold mines and the announced sale of the Marigold gold mine, which is anticipated to close in April 2014 (see “General Information – General Development of the Business” above); lower production at Cortez; and the cessation of mining activity at the Pierina mine in Peru. These decreases are expected to be partially offset by an increase in production at Pueblo Viejo as the site achieves full ramp-up in 2014, and an increase in production at Veladero. For an explanation of all-in sustaining cash costs and adjusted operating costs per ounce, refer to “Non-GAAP Financial Measures – Adjusted operating costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound.”

For the year-ended December 31, 2013, Barrick produced 539 million pounds of copper at C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.42 per pound and cost of sales attributed to copper of $1.09 billion. Barrick’s 2014 copper production is targeted at approximately 470 to 500 million pounds at expected C1 cash costs of approximately $1.90 to $2.10 per pound and C3 fully allocated cash costs of approximately $2.50 to $2.75 per pound. Copper production is expected to decrease in 2014, mainly due to lower production from Zaldívar due to lower ore tons being placed on the leach pads and lower recoveries. Production at Lumwana is expected to be similar to 2013 levels. Cost of sales applicable to copper in 2014 is expected to be in the range of $1.0 to $1.2 billion, assuming a market oil price of $100 per barrel and a Chilean peso exchange rate of 515:1. See “Forward-Looking Information.” For an explanation of C1 cash costs and C3 fully allocated costs per pound, refer to “Non-GAAP Financial Measures – Adjusted operating costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound.”

Operating Units

At the end of 2013, the Company made a change to its organizational structure, moving from a regional business unit model to an operating unit model. Barrick’s business is now organized into ten operating units: five individual gold mines, two gold mine portfolios, a 63.9% equity interest in ABG, which includes Barrick’s previously held gold mines and exploration properties in Africa, a global copper business, and one project. Barrick’s operating unit structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines in each operating unit and a description of Barrick’s gold interests in Africa, which includes its equity interest in ABG. Each operating unit receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure. ABG has a greater amount of independence in comparison to Barrick’s operating units, as further described below.

For details regarding 2013 production for the mines in each operating unit, see “General Information – General Development of the Business.” For additional details regarding the reserves and resources held in each operating unit, see “ – Mineral Reserves and Mineral Resources.” See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments.

Cortez

Barrick’s Cortez property (consisting of the Cortez mine and Cortez Hills mine, and also a material property for purposes of this Annual Information Form, see “Material Properties – Cortez Property”), produced approximately 1.3 million ounces of gold at adjusted operating costs of $222 per ounce, all-in sustaining costs of $433 per ounce and cost of sales of $630 million in 2013, compared to approximately 1.4 million ounces of gold at adjusted operating costs of $233 per ounce, all-in sustaining costs of $608 per ounce and cost of sales of approximately $603 million in 2012. At Cortez, Barrick expects 2014 gold production to be in the range of 925 to 975 thousand ounces. Cortez production is expected to be lower than 2013 mainly due to a decrease in open pit and underground ore grades as expected in the life of mine plan. The decrease in open pit grade is primarily due to the transition from the higher grade Phase 3 Cortez Hills ore in 2013 to lower grade phase 4 ore in 2014. Mining in 2014 is also planned in the Pipeline and South Gap pits, which are primarily comprised of lower grade heap leach ore. The decrease in underground grade is due to a transition to a lower grade underground ore zone in 2014 and a change in the mix of ore to a higher percentage of heap leach material, which have lower recovery rates. In 2014, Barrick expects adjusted operating costs to be in the range of $350 to $380 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in total open pit costs as a result of higher diesel consumption following the addition of 20 365-ton class haul trucks in 2013, and higher total processing costs due to a larger proportion of refractory material processed at Goldstrike as compared to the prior year, combined with the impact of lower production levels on unit production costs. All-in sustaining costs are expected to be in the range of $750 to $780 per ounce, which is higher than 2013 primarily due to an increase in ore tons mined and processed, and an increase in sustaining capital as a result of an increase in production phase stripping activity for Phase 4 of the Cortez Hills open pit following the completion of mining in Phase 3 in 2013.

Goldstrike

Barrick’s Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties – Goldstrike Property”), produced approximately 0.9 million ounces of gold at adjusted operating costs of $606 per ounce, all-in sustaining costs of $901 per ounce and cost of sales of $656 million in 2013, compared to approximately 1.2 million ounces of gold at adjusted operating costs of $520 per ounce, all-in sustaining costs of $802 per ounce and cost of sales of approximately $730 million in 2012. At Goldstrike, Barrick expects 2014 production to be in the range of 865 to 915 thousand ounces, which is consistent with 2013 production levels. In 2014 Goldstrike is expected to have a decrease in ore tons mined and processed as compared to the prior year, primarily due to the impact of the autoclave shutdown during the first part of the year to facilitate construction and start up of the thiosulphate technology project, and the processing of more ore tons from Cortez. In 2014, the Company expects adjusted operating costs to be in the range of $600 to $640 per ounce, in line with 2013 levels. Goldstrike’s 2014 all-in sustaining costs are expected to be in the range of $920 to $950 per ounce, slightly higher than 2013 levels, mainly due to a slight increase in minesite sustaining capital as compared to the prior year. Depending on how the ramp-up progresses, production is anticipated to increase to above 1.0 million ounces in 2015 with a full year of operations from the modified autoclaves.

Pueblo Viejo

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) achieved commercial production in the first quarter of 2013 and produced approximately 488 thousand ounces of gold at adjusted operating costs of $561 per ounce, all-in sustaining costs of $735 per ounce and cost of sales of $559 million in 2013. In the third quarter of 2013, Pueblo Viejo Dominicana Corporation, Barrick’s joint arrangement with Goldcorp Inc., reached an agreement with the government of the Dominican Republic concerning amendments to the Pueblo Viejo Special Lease Agreement. These amendments will result in additional and accelerated tax revenues to the government of the Dominican Republic (see “Material Properties – Pueblo Viejo Mine”). At Pueblo Viejo, Barrick expects its equity share of 2014 gold production to be in the range of 600 to 700 thousand ounces. Pueblo Viejo production is expected to be higher than 2013 levels, mainly as a result of greater plant availability and the completion of the plant de-bottlenecking modifications and therefore more tons processed as the site achieves full ramp-up in 2014. Barrick expects adjusted operating costs to be in the range of $385 to $445 per ounce and all-in sustaining costs to be in the range of $510 to $610 per ounce, which are lower than 2013 levels primarily due to the ramp-up to full production capacity during the first half of 2014, combined with higher silver and copper by-product credits and lower power costs as a result of cost savings following commissioning of the 215 megawatt power plant in the third quarter 2013. The production, adjusted operating cost and all-in sustaining cost guidance ranges at Pueblo Viejo are dependent on the ramp-up as well as expected grade and recovery rates.

Lagunas Norte

Barrick’s Lagunas Norte mine (a material property for purposes of this Annual Information Form, see “Material Properties – Lagunas Norte Mine”), produced approximately 606 thousand ounces of gold at adjusted operating costs of $361 per ounce, all-in sustaining costs of $627 per ounce and cost of sales of $270 million in 2013, compared to approximately 754 thousand ounces of gold at adjusted operating costs of $318 per ounce, all-in sustaining costs of $565 per ounce and cost of sales of approximately $296 million in 2012. At Lagunas Norte, Barrick expects 2014 production to be in the range of 570 to 610 thousand ounces, consistent with 2013 levels, which reflects an increase in ore tons processed offset by lower processed ore grades as compared to the prior year. The increase in ore tons mined in 2014 is mainly due to an increase in fleet availability and utilization following the transfer of four trucks and one loader from Barrick’s Pierina mine. In 2014, the Company expects adjusted operating costs to be in the range of $390 to $430 per ounce and all-in sustaining costs to be in the range of $640 to $680 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in fuel and personnel costs related to the increase in ore tons processed, higher expensed waste stripping as a result of mining more waste tons in the Alexa zone of the pit, and additional processing costs due to an increase in run of mine tons placed on the leach pad combined with a full year of operation from the CIC plant in 2014. Higher tons processed require increased amounts of power and reagents as compared to the prior year.

Veladero

Barrick’s Veladero mine (a material property for purposes of this Annual Information Form, see “Material Properties – Veladero Mine”), produced approximately 641 thousand ounces of gold at adjusted operating costs of $501 per ounce, all-in sustaining costs of $833 per ounce and cost of sales of $566 million in 2013, compared to approximately 766 thousand ounces of gold at adjusted operating costs of $486 per ounce, all-in sustaining costs of $760 per ounce and cost of sales of approximately $586 million in 2012. At Veladero, Barrick expects 2014 production to be in the range of 650 to 700 thousand ounces. Veladero production is expected to be higher than 2013 levels as a result of an increase in expected recovery of ounces placed on the leach pad, combined with higher expected ore grades from the Argenta and Filo Federico pits in 2014. In 2014, Barrick expects adjusted operating costs to be in the range of $620 to $670 per ounce and all-in sustaining costs to be in the range of $940 to $990 per ounce, which are expected to be higher than 2013 levels mainly due to a decrease in silver by-product credits following completion of mining in the Amable pit in 2013, which has significantly higher silver grades than the Federico pit that will be the primary source of ore in 2014. Operating costs at Veladero are also highly sensitive to local inflation and the foreign exchange rate of the Argentine peso (“ARS”). In early 2014, the peso has depreciated by about 20% compared to the US dollar. The Company has assumed an average ARS:USD exchange rate of 8.5:1 for the purposes of preparing its adjusted operating cost and all-in sustaining cost guidance for 2014. The mine continues to be subject to restrictions that affect the amount of leach solution that can be applied to the mine’s heap leaching process (see “Material Properties – Veladero Mine”). The Company is in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements. Failure to obtain permit amendments in a timely manner would have an increasing impact on 2014 production and potentially on the relationship with the San Juan provincial mining authority under the Exploitation Contract governing the Company’s right to operate the mine. Barrick’s 2014 operating guidance assumes that the Company will receive these permit amendments as expected. On March 6, 2014, Veladero paid an approximately $1.2 million administrative fine in connection with the non-compliances at the leach pad (see “Material Properties – Veladero Mine” and “Environment and Closure”).

North America – other

Barrick’s North America – other portfolio consists of its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. In February 2014, Barrick announced that it had agreed to divest its 33% interest in the Marigold mine. The transaction is expected to close in April 2014. The North America - other operating unit produced approximately 858 thousand ounces of gold at adjusted operating costs of $792 per ounce, all-in sustaining costs of $1,235 per ounce and cost of sales of $895 million in 2013, compared to approximately 883 thousand ounces of gold at adjusted operating costs of $743 per ounce, all-in sustaining costs of $1,181 per ounce and cost of sales of approximately $862 million in 2012. The Company expects 2014 production to be in the range of 795 to 845 thousand ounces. Production is expected to be lower than 2013 levels, mainly due to the impact of the Ruby Hill high wall failure in 2013 and the expected sale of Marigold, which produced about 54 thousand ounces of gold in 2013. In 2014, Barrick expects adjusted operating costs to be in the range of $780 to $805 per ounce, in line with 2013 levels, and expects all-in sustaining costs to be in the range of $1,075 to $1,100 per ounce, which is lower than 2013 levels, mainly due to lower minesite sustaining capital as compared to the prior year, as a result of the expected sale of Marigold. Lower minesite sustaining capital is partly offset by an advance in production phase stripping activity at Bald Mountain in 2014 following the transfer of Ruby Hill equipment to Bald Mountain in the fourth quarter 2013.

Australia Pacific

Barrick’s Australia Pacific operating unit consists of its 95% interest in the Porgera mine in Papua New Guinea, its Cowal mine, and its 50% interest in the Kalgoorlie mine. The Australia Pacific operating unit produced approximately 1.77 million ounces of gold at adjusted operating costs of $725 per ounce, all-in sustaining costs of $994 per ounce and cost of sales of $1,675 million in 2013, compared to approximately 1.82 million ounces of gold at adjusted operating costs of $793 per ounce, all-in sustaining costs of $1,128 per ounce and cost of sales of approximately $1,946 million in 2012. In Australia Pacific, the Company expects 2014 production to be in the range of 1.00 to 1.08 million ounces, which is lower than 2013 levels, mainly as a result of the sale of Barrick’s Yilgarn South sites at the end of third quarter 2013 and the sales of the Plutonic and Kanowna mines in the first quarter of 2014, which produced a combined 680 thousand ounces in 2013 at adjusted operating costs of $756 per ounce and all-in sustaining costs of $938 per ounce. In 2014, Barrick expects adjusted operating costs to be in the range of $825 to $875 per ounce and all-in sustaining costs to be in the range of $1,050 to $1,100 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in mining costs at Porgera due to the expensing of waste removal costs above stage 5 of the open pit, as a result of the change in mine plan to focus on the higher grade underground portion of the mine, combined with higher open pit mining costs at Kalgoorlie compared to the prior year.

African Barrick Gold

ABG’s operations consist of its Bulyanhulu mine, its North Mara mine and its Buzwagi mine, all located in Tanzania. Barrick’s equity interest in ABG was 73.9% at year-end 2013. This holding was reduced to 63.9% following the partial divestment by Barrick of ABG shares completed on March 11, 2014 (see “General Information – General Development of the Business”). The assets, liabilities, operating results and cash flows of ABG are consolidated by Barrick. ABG’s shares are listed for trading on the London Stock Exchange (“LSE”). In 2013, Barrick’s equity interest in ABG’s gold production was approximately 474 thousand ounces of gold at adjusted operating costs of $846 per ounce, all-in sustaining costs of $1,362 per ounce and cost of sales of $547 million, compared to 463 thousand ounces of gold at adjusted operating costs of $958 per ounce, all-in sustaining costs of $1,585 per ounce and cost of sales of $587 million in 2012. Barrick expects its equity share of 2014 production at ABG to be in the range of 480 to 510 thousand ounces, which is higher than 2013 levels. The Company expects higher production at Bulyanhulu and Buzwagi mainly due to higher head grades as a result of mine planning changes at Buzwagi and increased throughput and grade at Bulyanhulu, together with additional ounces from the commissioning of the new CIL plant in the second half of the year. This is partly offset by a decrease in production at North Mara due to a reduction in planned head grade. In 2014, the Company expects adjusted operating costs to be in the range of $740 to $790 per ounce, which is lower than 2013 levels, mainly due to ongoing improvements and efficiencies realized as a result of the operational review in 2013. Barrick expects all-in sustaining costs to be in the range of $1,100 to $1,175 per ounce, which is lower than 2013 levels mainly due to sustainable cost savings and updated mine plans.

Barrick and its affiliates provide certain services to ABG and its subsidiaries for the ongoing operation of ABG’s business pursuant to a services agreement entered into by the parties. In addition, Barrick and ABG are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the relationship agreement is to ensure that ABG is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains at 40% equity interest in ABG, Barrick is entitled to appoint the greater of (i) three non-executive directors to ABG’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to ABG’s board of directors, while ensuring ABG is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in ABG falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 21, 2014, ABG had 12 directors, three of which were appointed by Barrick. The relationship agreement will remain in force as long as ABG’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) ABG agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in ABG. If either Barrick or ABG wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice.

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by ABG and form part of the global copper operating unit. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania (see “Exploration and Evaluations”). Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia (see “Material Properties – Lumwana Mine”).

Global Copper

The global copper operating unit includes Barrick’s Zaldívar copper mine in Chile and its Lumwana mine in Zambia, both of which are material properties for the purposes of this Annual Information Form (see “ – Zaldívar Mine” and “ – Lumwana Mine” in “Material Properties”). The projects included in Barrick’s copper business consist of the Jabal Sayid project in Saudi Arabia and the Kabanga nickel project in Tanzania (see “Exploration and Evaluations”). The global copper business’ long-term strategy is to maximize the value of these assets by providing strategic oversight of copper production and marketing, the adoption of best practices in mining throughout the portfolio of mines and projects, as well as advancing value creation opportunities with the copper business, such as the Jabal Sayid development project. In 2013, the copper business produced 539 million pounds of copper, at C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.42 per pound and cost of sales of $1.09 billion, compared to 468 million pounds of copper, C1 cash costs of $2.05 per pound, C3 fully allocated costs of $2.85 per pound and cost of sales of $1.23 billion in 2012.

Copper production is expected to decrease from 539 million pounds in 2013 to be in the range of 470 to 500 million pounds in 2014, mainly due to lower production from Zaldívar. Lower production at Zaldívar is expected as a result of lower ore tons being placed on the leach pads due to lower availability of ore from the pit in 2014, in line with the mine plan, combined with lower recoveries as a result of the processing of a higher percentage of secondary sulfide material in 2014. Production at Lumwana is expected to be similar to 2013 levels. Cost of sales applicable to copper is expected to be in the range of $1,000 to $1,200 million, which is consistent with $1,091 million in 2013. C1 cash costs are expected to be in the range of $1.90 to $2.10 per pound for copper, as compared to C1 cash costs of $1.92 per pound in 2013. C1 cash costs are expected to increase primarily due to Zaldívar as a result of the impact of lower production on unit costs. C3 fully allocated costs are expected to be in the range of $2.50 to $2.75 as compared to C3 fully allocated costs of $2.42 per pound in 2013. C3 fully allocated costs are expected to be higher than 2013 levels primarily due to the impact of higher depreciation on lower production at Zaldívar and higher depreciation at Lumwana.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project in Chile and Argentina (a material property for the purposes of this Annual Information Form, see “Material Properties – Pascua-Lama Project”), except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The ramp-down is on schedule for completion by mid-2014. The Company anticipates total cash outflows for the Pascua-Lama project of approximately $700 million in 2014, including approximately $300 million in expenditures for the ramp-down, care and maintenance, environmental and social obligations and remaining capital expenditures, with the balance of the expected cash outflows reflecting the drawdown of amounts accrued for at the end of 2013. A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. Remaining development will take place in distinct stages with specific work programs and budgets.

For additional information regarding Barrick’s projects, see “Exploration and Evaluations.”

Mineral Reserves and Mineral Resources

At December 31, 2013, Barrick’s total proven and probable gold mineral reserves were 104.1 million ounces, a 26% decline in reserves compared to the 2012 year-end figure of 140.2 million ounces. Excluding ounces mined and processed in 2013 and divestitures, all of these ounces have been transferred to resources, preserving the option to access them in the future at higher gold prices. Barrick calculated its reserves for 2013 using a gold price assumption of $1,100 per ounce, compared to $1,500 per ounce in 2012 (see “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables” below). While this is well below the Company’s outlook for the gold price (and below current spot prices), it reflects Barrick’s focus on producing profitable ounces with a solid rate of return and the ability to generate free cash flow. The 26% decline in reserves breaks down approximately as follows: 13% due to lower gold price assumption of $1,100 per ounce; 6% due to ounces mined and processed in 2013; 4% due to ounces that are economic at $1,100 per ounce, but do not meet the required rates of return on invested capital; 2% due to ounces that are no longer economic as a result of increased costs; 2% due to divestitures of non-core, high-cost mines as part of the Company’s portfolio optimization strategy; (1)% due to additions.

At December 31, 2013, Barrick’s total proven and probable copper reserves increased slightly to 14.0 billion pounds compared to 13.9 billion pounds at year-end 2012.

Except as noted below, 2013 reserves have been calculated using an assumed long-term average gold price of $1,100 per ounce, a silver price of $21.00 per ounce, a copper price of $3.00 per pound and exchange rates of C$1.05/$ and A$/$0.90. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2013 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Glossary of Technical Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables” below. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties.”

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934. Industry Guide 7 (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “ – Notes to the

Mineral Reserves, Resources and Reconciliation Tables”). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical Terms” for definitions of the terms “mineral resource,” “inferred mineral resource,” “indicated mineral resource,” “measured mineral resource,” “mineral reserve,” “probable mineral reserve” and “proven mineral reserve.”

GOLD MINERAL RESERVES (1), (3), (4), (7), (8), (9), (10), (14), (15), (16), (17)

As at December 31, 2013	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	60,353	0.087	5,280	23,902	0.119	2,842	84,255	0.096	8,122
Goldstrike Underground	5,592	0.265	1,482	4,882	0.226	1,103	10,474	0.247	2,585
Goldstrike Property Total	65,945	0.103	6,762	28,784	0.137	3,945	94,729	0.113	10,707
Pueblo Viejo (60.00%)	24,123	0.098	2,358	78,219	0.094	7,336	102,342	0.095	9,694
Cortez	23,874	0.066	1,576	183,836	0.051	9,448	207,710	0.053	11,024
Bald Mountain	41,462	0.021	857	93,589	0.017	1,603	135,051	0.018	2,460
Turquoise Ridge (75.00%)	4,781	0.512	2,446	5,256	0.499	2,624	10,037	0.505	5,070
Round Mountain (50.00%)	18,235	0.022	394	28,224	0.019	525	46,459	0.020	919
South Arturo (60.00%)	7	0.143	1	20,518	0.049	1,006	20,525	0.049	1,007
Ruby Hill	376	0.048	18	4,587	0.027	122	4,963	0.028	140
Hemlo	1,700	0.078	133	12,412	0.071	886	14,112	0.072	1,019
Marigold Mine (33.33%)(11)	12,007	0.019	228	76,188	0.015	1,161	88,195	0.016	1,389
Golden Sunlight	1,898	0.042	80	2,125	0.055	116	4,023	0.049	196
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	35,201	0.054	1,887	322,635	0.042	13,497	357,836	0.043	15,384
Veladero	23,676	0.023	545	182,042	0.025	4,572	205,718	0.025	5,117
Lagunas Norte	17,054	0.039	657	83,035	0.037	3,094	100,089	0.037	3,751
AUSTRALIA PACIFIC
Porgera (95.00%)	2,405	0.239	574	23,096	0.107	2,477	25,501	0.120	3,051
Kalgoorlie (50.00%)	69,620	0.028	1,951	31,563	0.056	1,767	101,183	0.037	3,718
Cowal	14,644	0.028	406	38,128	0.037	1,410	52,772	0.034	1,816
Plutonic(12)	213	0.268	57	275	0.269	74	488	0.268	131
Kanowna Belle(13)	390	0.356	139	2,494	0.108	269	2,884	0.141	408
AFRICA(18)
Bulyanhulu (73.90%)	331	0.332	110	30,285	0.225	6,827	30,616	0.227	6,937
North Mara (73.90%)	5,688	0.076	431	11,996	0.100	1,203	17,684	0.092	1,634
Buzwagi (73.90%)	4,496	0.030	136	15,140	0.046	692	19,636	0.042	828
OTHER	493	0.010	5	27,437	0.008	212	27,930	0.008	217

TOTAL	558,519	0.045	25,337	2,102,052	0.037	78,714	2,660,571	0.039	104,051

COPPER MINERAL RESERVES (1), (3), (4), (7), (14), (15), (17)
As at December 31, 2013	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	397,831	0.544	4,328	157,229	0.531	1,669	555,060	0.540	5,997
Lumwana	259,009	0.553	2,864	334,913	0.561	3,756	593,922	0.557	6,620
Jabal Sayid	493	2.231	22	27,437	2.564	1,407	27,930	2.558	1,429
TOTAL	657,333	0.549	7,214	519,579	0.657	6,832	1,176,912	0.597	14,046

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

GOLD MINERAL RESOURCES (1), (2), (3), (5), (7), (8), (9), (10), (14), (15)

As at December 31, 2013	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	542	0.076	41	5,367	0.069	372	413	1,081	0.071	77
Goldstrike Underground	1,412	0.360	509	4,573	0.284	1,301	1,810	1,302	0.311	405
Goldstrike Property Total	1,954	0.281	550	9,940	0.168	1,673	2,223	2,383	0.202	482
Pueblo Viejo (60.00%)	3,372	0.075	254	124,060	0.071	8,757	9,011	5,475	0.091	497
Cortez	8,029	0.041	328	92,436	0.050	4,586	4,914	17,344	0.054	939
Goldrush	3,091	0.137	423	72,449	0.132	9,537	9,960	39,472	0.141	5,555
Bald Mountain	49,097	0.020	967	157,339	0.017	2,612	3,579	57,515	0.013	758
Turquoise Ridge (75.00%)	12,266	0.160	1,958	78,255	0.122	9,530	11,488	37,131	0.150	5,566
Round Mountain (50.00%)	13,248	0.028	365	28,766	0.019	539	904	27,023	0.016	433
South Arturo (60.00%)	7	0.143	1	32,620	0.044	1,439	1,440	15,481	0.014	220
Ruby Hill	2,460	0.026	63	175,969	0.020	3,549	3,612	18,343	0.040	733
Hemlo	336	0.110	37	57,917	0.032	1,866	1,903	1,680	0.143	241
Marigold Mine (33.33%)(11)	913	0.014	13	11,420	0.013	145	158	8,338	0.013	108
Golden Sunlight	28	0.036	1	4,689	0.036	169	170	1,926	0.037	72
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	19,831	0.008	167	232,129	0.010	2,363	2,530	416,203	0.011	4,495
Pascua-Lama	16,284	0.044	710	157,290	0.037	5,749	6,459	21,480	0.045	975
Veladero	8,370	0.018	147	172,834	0.020	3,441	3,588	30,725	0.009	269
Lagunas Norte	1,434	0.022	31	35,818	0.020	726	757	5,222	0.021	109
AUSTRALIA PACIFIC
Porgera (95.00%)	11,805	0.090	1,064	28,529	0.076	2,174	3,238	26,595	0.137	3,652
Kalgoorlie (50.00%)	6,214	0.044	271	21,548	0.043	933	1,204	759	0.067	51
Cowal	6,150	0.018	113	63,657	0.033	2,090	2,203	11,082	0.028	314
Plutonic(12)	498	0.153	76	4,136	0.195	807	883	4,206	0.173	728
Kanowna Belle(13)	1,062	0.166	176	2,677	0.126	337	513	3,050	0.131	401
AFRICA(18)
Bulyanhulu (73.90%)	—	—	—	8,329	0.311	2,588	2,588	5,402	0.376	2,029
North Mara (73.90%)	2,646	0.097	257	17,935	0.097	1,734	1,991	599	0.080	48
Buzwagi (73.90%)	168	0.048	8	39,836	0.038	1,498	1,506	5,843	0.035	202
Nyanzaga (73.90%)	—	—	—	79,303	0.038	3,032	3,032	2,478	0.027	67
OTHER	—	—	—	959	0.005	5	5	367	0.011	4

TOTAL	173,524	0.048	8,293	2,004,937	0.045	91,069	99,362	816,947	0.039	31,945

COPPER MINERAL RESOURCES (1), (2), (3), (5), (7), (14), (15), (17)
As at December 31, 2013	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	110,580	0.445	984	55,939	0.461	516	1,500	10,570	0.591	125
Lumwana	74,432	0.390	581	461,967	0.519	4,794	5,375	508	0.591	6
Jabal Sayid	—	—	—	959	1.460	28	28	367	2.725	20
TOTAL	185,012	0.423	1,565	518,865	0.514	5,338	6,903	11,445	0.660	151

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1), (14), (15), (A)

For the year ended Dec. 31, 2013	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	24,123	0.71	17,202	78,219	0.56	43,873	102,342	0.60	61,075	87.1%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	35,201	2.04	71,705	322,635	1.87	603,137	357,836	1.89	674,842	81.7%
Lagunas Norte	15,606	0.11	1,653	83,035	0.14	11,299	98,641	0.13	12,952	19.5%
Veladero	14,530	0.34	4,880	182,042	0.46	84,194	196,572	0.45	89,074	6.5%
AFRICA(18)
Bulyanhulu (73.90%)	331	0.27	91	30,285	0.21	6,312	30,616	0.21	6,403	75.0%

TOTAL	279,691	0.38	106,096	1,496,404	0.52	782,266	1,776,095	0.50	888,362	72.9%

(A)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1), (14), (15), (A)
For the year ended Dec. 31, 2013	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	24,123	0.086	41.4	78,219	0.119	185.8	102,342	0.111	227.2	79.4%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	35,201	0.094	66.1	322,635	0.069	447.8	357,836	0.072	513.9	38.5%
AFRICA(18)
Bulyanhulu (73.90%)	331	0.438	2.9	30,285	0.454	274.9	30,616	0.454	277.8	95.0%
Buzwagi (73.90%)	4,496	0.068	6.1	15,140	0.110	33.2	19,636	0.100	39.3	70.2%

TOTAL	254,051	0.165	837.8	1,246,467	0.183	4,555.0	1,500,518	0.180	5,392.8	82.7%

(A)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1), (14), (15)

For the year ended Dec. 31, 2013	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	3,372	0.45	1,516	124,060	0.39	47,962	49,478	5,475	0.59	3,237
SOUTH AMERICA
Cerro Casale (75.00%)	19,831	0.04	713	232,129	0.03	7,241	7,954	416,203	0.03	12,566
Pascua-Lama	16,284	0.77	12,525	157,290	0.65	102,178	114,703	21,480	0.59	12,607
Lagunas Norte	1,434	0.10	147	35,818	0.08	2,838	2,985	5,222	0.07	388
Veladero	8,370	0.29	2,414	172,834	0.38	65,467	67,881	30,725	0.38	11,551
AFRICA(18)
Bulyanhulu (73.90%)	—	—	—	8,329	0.25	2,050	2,050	5,155	0.31	1,601

TOTAL	49,291	0.35	17,315	730,460	0.31	227,736	245,051	484,260	0.09	41,950

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1), (14), (15)

For the year ended Dec. 31, 2013	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	3,372	0.120	8.1	124,060	0.093	230.0	238.1	5,475	0.114	12.5
SOUTH AMERICA
Cerro Casale (75.00%)	19,831	0.125	49.4	232,129	0.160	741.4	790.8	416,203	0.190	1,578.5
Pascua-Lama	16,284	0.072	23.5	157,290	0.061	193.4	216.9	21,480	0.040	17.3
AFRICA(18)
Buzwagi (73.90%)	168	0.119	0.4	39,836	0.109	87.0	87.4	5,843	0.084	9.8

TOTAL	39,655	0.103	81.4	553,315	0.113	1,251.8	1,333.2	449,001	0.180	1,618.1

NICKEL MINERAL RESOURCES (1), (2), (3), (7), (14), (15)

For the year ended Dec. 31, 2013	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	6,619	2.034	269.2	10,951	2.360	516.8	786.0	9,623	2.235	430.2

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Reconciliation of Mineral Reserves (1), (3), (4), (6), (7), (15), (16), (17)

Based on attributable ounces
Gold Property (000’s of ounces)	Mineral Reserves 12/31/2012	Processed in 2013	Increase (decrease)	Mineral Reserves 12/31/2013
NORTH AMERICA
Goldstrike Open Pit	8,933	681	-130	8,122
Goldstrike Underground	3,405	408	-412	2,585
Goldstrike Property Total	12,338	1,089	-542	10,707
Pueblo Viejo (60.00%)	15,008	525	-4,789	9,694
Cortez	15,058	1,667	-2,367	11,024
Bald Mountain	5,161	84	-2,617	2,460
Turquoise Ridge (75.00%)	5,815	182	-563	5,070
Round Mountain (50.00%)	1,243	149	-175	919
South Arturo (60.00%)	1,421	0	-414	1,007
Ruby Hill	326	119	-67	140
Hemlo	1,150	219	88	1,019
Marigold Mine (33.33%)(11)	1,640	62	-189	1,389
Golden Sunlight	318	127	5	196
Donlin Creek (50.00%)	0	0	0	0
SOUTH AMERICA
Cerro Casale (75.00%)	17,434	0	0	17,434
Pascua-Lama	17,861	0	-2,477	15,384
Veladero	10,024	876	-4,031	5,117
Lagunas Norte	5,828	721	-1,356	3,751
Pierina(8)	542	116	-426	0
AUSTRALIA PACIFIC
Porgera (95.00%)	6,221	554	-2,616	3,051
Kalgoorlie (50.00%)	4,195	375	-102	3,718
Cowal	2,764	360	-588	1,816
Plutonic(12)	206	131	56	131
Kanowna Belle(13)	632	248	24	408
Darlot(9)	338	63	-275	0
Granny Smith(9)	1,866	193	-1,673	0
Lawlers(9)	387	116	-271	0
AFRICA(18)
Bulyanhulu (73.90%)	8,040	161	-942	6,937
North Mara (73.90%)	2,226	219	-373	1,634
Buzwagi (73.90%)	1,994	153	-1,013	828
Tulawaka (51.73%)(10)	11	2	-9	0
OTHER	201	11	27	217
TOTAL	140,248	8,522	-27,675	104,051

Copper Property (million pounds)	Mineral Reserves 12/31/2012	Processed in 2013	Increase (decrease)	Mineral Reserves 12/31/2013
Zaldivar	6,503	527	21	5,997
Lumwana	6,038	252	834	6,620
Jabal Sayid	1,340	0	89	1,429
TOTAL	13,881	779	944	14,046

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.
(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.
(3)	Mineral reserves and resources have been calculated as at December 31, 2013, unless otherwise indicated.
(4)	Mineral reserves as at December 31, 2013 have been calculated using an assumed long-term average gold price of $1,100 per ounce, a silver price of $21.00 per ounce, a copper price of $3.00 per pound and exchange rates of C$1.05/$ and A$/$0.90. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $1,200 per ounce. Reserves at Marigold, Kalgoorlie, Bulyanhulu, North Mara and Buzwagi have been calculated using an assumed long-term average gold price of $1,300 per ounce.
(5)	Mineral resources as at December 31, 2013 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,500 per ounce, an assumed silver price of $24.00 per ounce, an assumed copper price of $3.50 per pound and exchange rates of C$1.05/$ and A$/$0.90 have been used in estimating resources.
(6)	Mineral reserves as at December 31, 2012 were calculated using an assumed long-term average gold price of $1,500 per ounce, a silver price of $28.00 per ounce, a copper price of $3.00 per pound and an exchange rate of C$/$1.00 and A$/$1.00. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Reserves at Round Mountain were calculated using an assumed long-term average gold price of $1,200 per ounce.
(7)	Mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(8)	Barrick placed the Pierina mine into closure in August 2013. Consequently, the Company removed the estimate of reserves and resources associated with the Pierina mine from its statement of reserves and resources for 2013. For additional information regarding this matter, see “General Information – General Development of the Business.”
(9)	On September 30, 2013, the Company divested the Darlot, Granny Smith and Lawlers mines. For additional information regarding this matter, see “General Information – General Development of the Business.”

(10)	African Barrick Gold decided to close the Tulawaka mine in 2013. Consequently, Barrick removed the estimate of reserves and resources associated with the Tulawaka mine from its statement of reserves and resources for 2013. ABG sold the Tulawaka mine in February 2014.
(11)	Barrick entered into an agreement to sell its interest in the Marigold mine on February 4, 2014. The transaction is expected to close in April 2014. See “General Information – General Development of the Business.”
(12)	Barrick completed the sale of the Plutonic mine on January 31, 2014. See “General Information – General Development of the Business.”
(13)	Barrick completed the sale of the Kanowna mine on March 1, 2014. See “General Information – General Development of the Business.”
(14)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
(15)	Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.
(16)	Gold mineral reserves as at December 31, 2013 include stockpile material totalling approximately 198 million tons, containing approximately 10.7 million ounces. Properties at which stockpile material exceeds 30 thousand ounces and represents more than 5% of the reported gold reserves are as follows:

Property	Tons (000’s)	Grade (oz/ton)	Contained Ounces (000’s)
Goldstrike Open Pit	56,833	0.083	4,697
Pueblo Viejo	19,185	0.096	1,848
Kalgoorlie	59,730	0.023	1,372
Porgera	15,394	0.064	985
Cortez	6,084	0.105	638
Lagunas Norte	10,707	0.039	415
Cowal	14,512	0.027	389
Buzwagi	4,464	0.030	134
Golden Sunlight	1,526	0.029	45
Kanowna Belle	952	0.036	34

(17)	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2013 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (oz/ton)
Bulyanhulu	95.0%	0.134 - 0.190
Buzwagi	89.0%	0.020 - 0.041
North Mara	84.1%	0.037 - 0.078
Cowal	81.6%	0.012 - 0.020
Kalgoorlie	81.5%	0.015 - 0.055
Plutonic	87.6%	0.043 - 0.174
Kanowna Belle	92.1%	0.020 - 0.208
Porgera	86.3%	0.051 - 0.120
David Bell Mine	95.3%	0.063 - 0.148
Williams Mine	89.7%	0.013 - 0.074
Goldstrike Open Pit	78.6%	0.045 - 0.060
Goldstrike Underground	87.5%	0.100 - 0.223
Marigold Mine	73.0%	0.005 - 0.007
South Arturo	76.2%	0.006 - 0.034
Round Mountain	74.4%	0.007 - 0.035
Ruby Hill	70.1%	0.004 - 0.009
Bald Mountain	72.0%	0.004 - 0.006
Cortez	82.5%	0.004 - 0.258
Golden Sunlight	71.0%	0.022 - 0.027
Turquoise Ridge	92.0%	0.204 - 0.274
Pueblo Viejo	92.7%	0.050 - 0.061
Lagunas Norte	62.9%	0.008 - 0.050
Pascua-Lama	86.9%	0.028 - 0.055
Cerro Casale	74.4%	0.006 - 0.009
Veladero	77.5%	0.006 - 0.032

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)
Zaldívar	60.6%	0.190 - 0.260
Lumwana	90.3%	0.200 - 0.410
Jabal Sayid	93.0%	0.790 - 1.550

(18)	In March 2010, Barrick created ABG to hold its African gold mines, gold projects and gold exploration properties. Barrick’s equity interest in ABG was 73.9% at year-end 2013. This holding was reduced to 63.9% following the partial divestment of shares completed on March 11, 2014. See “General Information – General Development of the Business.”

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

Gold price volatility remained high in 2013, with the price ranging from $1,181 per ounce to $1,696 per ounce. The average market price for the year of $1,411 per ounce represented a decrease of 15% versus 2012. The decline in the price of gold in 2013 was due in part to incremental improvements in the prospects for the U.S. economy that led to concerns about reductions in the unprecedented monetary stimulus that has been provided by the US Federal Reserve and other global central banks. These concerns led to a weakening in investor sentiment regarding gold, particularly in the Western world, that was evidenced by a 33% decrease in holdings by gold exchange traded funds at year end 2013 versus 2012 (2013: 60 million ounces; 2012: 89 million ounces). However, physical demand for jewelry and other uses, particularly in China and India, was strong and continues to be a significant driver of the overall gold market.

Gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold could decrease further, the Company believes that the continuing uncertain macroeconomic environment and loose monetary policies, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction, and consumer durables. Copper is traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years to the end of 2013, LME prices per pound have ranged from a low of 61 cents to a high, reached in February 2011, of $4.62. In 2013, LME copper prices traded in a range of $2.99 per pound to $3.79 per pound, averaged $3.32 per pound, and closed the year at $3.35 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2013, excluding contractors, Barrick employed approximately 24,360 employees worldwide, including employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 10,000. In 2012, the Company began collecting information on the number of contractors covered by collective bargaining agreements at its major projects and this initiative is on-going.

Generally, management believes that labor relations at all locations are good.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Despite generally good labor relations, cost pressures and redundancies at some operating sites and projects could lead to increased demands from unionized employees with respect to job security and termination benefits. Certain Barrick mines may be adversely impacted if such demands lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ – Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

At Barrick, corporate social responsibility (“CSR”) refers to the range of management systems and practices in place to help manage and improve the Company’s impacts on and interactions with employees, the environment, and society generally. CSR continues to be a fundamental part of corporate strategy and is critical to ensuring broad stakeholder support for Barrick’s operations.

To this end, in 2013 Barrick continued to implement its Community Relations Management System (“CRMS”) at all operating mines, and is working towards full implementation of the CRMS at all sites by the end of 2014. The CRMS sets minimum performance requirements in 18 areas aligned with international best practices, including in stakeholder engagement, relations with indigenous people, local employment and procurement, community development, and grievance management. The Company developed CRMS training materials and conducted audits at certain of its sites in 2013 in support of the implementation process.

Barrick also continued to implement its global human rights compliance program, which is aligned with the UN Guiding Principles on Business and Human Rights. In 2013, human rights assessments were conducted at five sites by an independent consulting organization. Over a three year span, all Barrick operations and projects will be assessed, with more frequent assessments for higher risk sites or where particular concerns are identified. Barrick also continued to invest in its global human rights training program. In 2013, more than 90 percent of relevant employees at the Company’s higher risk sites received in-person training on human rights issues, and to date, more than 12,000 employees have received in-person or interactive training relating to human rights. Barrick continues to serve on the Board of Directors of the Voluntary Principles on Security and Human Rights and has partnerships with organizations such as Fund for Peace, White Ribbon, and the Danish Institute for Human Rights. In 2013, Barrick also joined the UN Global Compact’s (“UNGC”) Human Rights and Labour Working Group and became a member of the UNGC’s Steering Committee for its Business for Peace initiative. These programs and relationships reinforce Barrick’s commitment to respect human rights wherever the Company operates.

Barrick convened two meetings of its independent CSR Advisory Board in 2013. Since establishing the Advisory Board in 2012, these meetings have been hosted by Barrick’s CEO and are a forum for the Advisory Board members to interact with members of Barrick’s senior leadership team, provide insight on emerging CSR trends and issues that could affect the Company’s business, and provide critical feedback on the Company’s corporate responsibility performance. Summaries of all meetings are posted on Barrick’s website. Plans are underway to host two meetings of the Advisory Board in 2014.

Barrick’s efforts in CSR continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2013 for the sixth consecutive year. Consistent with Barrick’s commitment to transparency, Barrick continues to participate in a number of voluntary initiatives, including the Extractive Industries Transparency Initiative and the Carbon and Water Disclosure Projects. In 2013, the Company was again named a Carbon Disclosure Leader for its climate change disclosure practices (see “Environment and Closure” for additional information on Barrick’s environmental standards and practices).

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, Zaldívar and Lumwana mines and its Pascua-Lama project as material properties. The following is a description of Barrick’s material properties.

Cortez Property

General Information

The Cortez property is located 100 kilometers southwest of Elko, Nevada in Lander County. Current mining operations include the Pipeline Complex and the Cortez Hills complex, located 18 kilometers southwest and 26 kilometers south of the town of Crescent Valley Nevada, respectively. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on mine operations. The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site. Vegetation is dominated by grass and shrubs. Cortez employs approximately 1,250 employees and 350 contractors.

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. The Cortez property encompasses an area of interest of about 100,561 hectares. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 82,839 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 21,671 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks. The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites. The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and the Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

Stage 9 of the Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation. The Cortez Hills deposit has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters below surface. Exploration to fully delineate the extent of the deposit is ongoing. Exploration continued in 2013 to delineate and expand the Goldrush resource discovered in 2011 (see “Exploration and Evaluations – Goldrush”).

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods. The first nine stages of mining occurred in the Pipeline complex over a period of 14 years (1996 – 2009). Open pit mining at the Pipeline Complex resumed in January 2013 and will continue through 2026. Mining at the Cortez Hills Complex is scheduled through 2018 at the open pit and through 2026 underground. Conventional open pit methods will be employed for all phases of the Cortez deposits with underhand cut and fill being the method for the underground operation. Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 125 million tonnes per year.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (CIL) and refractory roaster and/or autoclave. The process used for a particular ore is determined based on the grade and metallurgical character of that ore. Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill (nominal 11,340 tonnes per day) using cyanidation and a CIL process. Refractory ore is stockpiled on site in designated areas and trucked to Goldstrike for processing.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system. Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

Cortez produced 1,337 thousand ounces of gold in 2013 at adjusted operating costs of $222 per ounce. Based on existing reserves and production capacity, the expected remaining mining and processing life is approximately 13 years.

All material permits and rights to conduct operations at the Cortez property have been obtained and are in good standing.

Environment

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment (see “Environment and Closure” for information about the resolution of a dispute regarding the Toxics Release Inventory program at Cortez). Cortez’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In 2013, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $108.1 million (as described in Note 26 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2013, approximately 70,630 meters in 86 exploration holes were drilled at Cortez, including Cortez Hills and Goldrush. Spacing ranged from nominal 100 to 300 meters for earlier stage projects to 30 meter spacing for reserve delineation programs. Drilling in the Cortez Hills area is conducted as underground platforms are developed. Mineralization remains open at depth to the south and west.

A total of 11,158 meters of drilling is planned for the Cortez Hills area in 2014 to define the ultimate limits of the mineral system and test two small targets adjacent to the Cortez Hills open pit, as well as to move areas of the known resource to measured and indicated resources.

Approximately 19,950 drill holes have been drilled in the Cortez district; however, the existing database does not include all historic drilling or competitor drill holes. Mud-rotary drills have been used to drill relatively thick sections of alluvium over the Crossroads deposit or in areas being condemned for waste dump and processing facilities. Core tools were used to complete the bedrock sections of these holes. Reverse circulation drilling is currently used during the initial phases of exploration and reverse circulation holes encountering mineralization are redrilled with core holes to produce sampling in mineralization that is the highest quality. Core drilling is typically undertaken as advanced exploration or development drilling.

Collar surveys have been determined by optical surveys (1960s through late 1980s), field estimates, Brunton compass and pacing, compass-and-string distance, and most recently the use of laser survey or global positioning system (GPS) measurements. Down-hole surveying began with the first reverse circulation hole drilled on the Pipeline deposit in 1991. Significant deviations were shown; therefore, down-hole surveying was routinely undertaken from that time on. Significant work was carried out to determine the accuracy of the instruments of each drill or survey contractor.

Drill holes typically have a vertical orientation. Angle core holes were drilled at Cortez Hills to confirm the orientation of relatively high-grade gold-mineralized zones and to obtain geotechnical information for the planned Cortez Hills pit. Several angle core holes were drilled at NW Deep, Pipeline and South Pipeline to provide geotechnical data and further delineate areas of mineralization. Assay data used for modeling and mineral resource estimation are predominantly from core drill samples and the remainder from reverse circulation drill samples. The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres.

Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries. Industry standard best practice is applicable for logging and sampling. Both reverse circulation and core drilling is used to delineate mineralization. The main mineralized bodies of the deposit are drilled almost exclusively with core holes. Geologic models are developed based on the drill hole database.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the exploration department at Cortez. All drill hole collar, survey and assay information used in modeling and resource estimation are manually reviewed and approved by the staff geologists prior to entry into the mine-wide database and re-checked by database administrators. Sample preparation and analyses are conducted by the Barrick Cortez laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Cortez property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

All production from Pipeline is subject to a 1.4% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a gross smelter return royalty over a portion of the Pipeline Complex (graduating from 0.4% to 5.0% based on the price of gold) and ECM, Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline Complex.

All other production by Cortez, including Cortez Hills, is subject to a 1.5% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.

In addition, there is a royalty payable to Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (graduating from 0% to 3%, depending on the gold price, of the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended December 31, 2013	Year ended December 31, 2012
Tons mined (000’s)	147,718	120,203
Tons of ore processed (000’s)	22,045	9,870
Average grade processed (ounces per ton)	0.076	0.150
Ounces of gold produced (000’s)	1,337	1,370
Adjusted operating costs per ounce (1)	$222	$233

(1)	For an explanation of adjusted operating costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page shows the design and layout of the Cortez property.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation (“Newmont”) that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on mine operations. Vegetation is dominated by grass and shrubs. Goldstrike employs approximately 1,750 employees and 250 contractors.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a CIL mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The autoclaves have a capacity of 16,000 to 20,000 tons per day. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.

As of December 31, 2013, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage. Unpatented mining claims are renewed on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation. Goldstrike produced 892 thousand ounces of gold in 2013 at adjusted operating costs of $606 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 11 years for underground mining, 13 years for open pit mining and 15 years for processing operations (reflecting additional underground ores as well as additional toll ores purchased from third-party vendors). In August 2011, the autoclaves were converted from an acid circuit to an alkaline circuit, and Barrick is also moving forward with the introduction of thiosulfate processing technology, as further described below. As a result of these changes, Barrick has extended the operating life of the autoclaves, allowing Goldstrike to process certain ore at an earlier stage using the autoclaves instead of processing that same ore at a later stage using the roaster.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996. The Meikle orebody incorporates five mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, Banshee and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002. The Rodeo orebody includes five mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, Barrel and North Post. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by two portals at the bottom of the open pit mine. In 2013, a small underground deposit started production from the bottom of the Betze Pit known as the Bazza Underground.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements. The remaining power requirements are satisfied by open market purchases of electricity. A natural gas pipeline was completed in the second quarter of 2013 to provide natural gas to the major production equipment at the autoclave and roaster facilities. The conversion from propane to natural gas is complete with all process facilities fully operational.

Due to increasing levels of carbonate in the ore being mined at the Goldstrike property, certain necessary changes to the autoclaves have been made to convert the pressure oxidation process from an acid circuit to an alkaline circuit. This technology, which was tested at Goldstrike in 2009, has a lower recovery than the acid autoclave configuration, but has better economics with increased levels of carbonate. The autoclaves commenced operation in the alkaline mode in August 2011. Currently all six autoclaves may still be run in an acid mode, but up to three of the six autoclaves may be operated in an alkaline mode. Barrick has also successfully operated a demonstration plant using a technology that will allow treatment of carbonaceous material (which was previously processed exclusively at the roaster) through the autoclaves. This technology uses thiosulphate to leach the gold after pressure oxidation rather than cyanide and resin to collect the dissolved gold rather than carbon. Conversion to this new process is underway and will allow the autoclaves to continue to operate through the remaining life of the mine. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties. Construction on the new Total Carbonaceous Material (“TCM”) leach facility conversion continued in 2013, with the first phase of start-up and commissioning targeted for the third quarter of 2014 and first gold production from the modified autoclaves expected in the fourth quarter of 2014. This will be a staged start-up and full production is expected in the first quarter of 2015.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

All material permits and rights to conduct operations at the Goldstrike property have been obtained and are in good standing.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements (see “Environment and Closure” for information about a release of anhydrous ammonia from emission control equipment on the Goldstrike autoclaves in 2011). The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In 2013, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $128.1 million (as described in Note 26 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2013, exploration at Goldstrike focused on target delineation activities to develop drill targets in the West Dee and Rossi areas of the property. This work identified a north-south trending conductor and several potential mineralization controlling faults as a result of improved geological modeling. In addition, 8,609 meters in 34 holes were drilled at Goldstrike in 2013 to test possible extensions of mineralization near the South Arturo pit.

For 2014, Goldstrike will conduct target delineation activities in the West Dee area, following up on the 2013 program described above. Approximately 17,070 meters of drilling is planned for 2014, with 3,500 meters allocated to test the North Post property, 6,000 meters allocated to delineate resources at South Arturo and the remainder allocated to test a series of relatively small targets peripheral to existing underground and open pit operations.

Several data verification and integration programs are planned in support of these efforts. The program is intended to develop two to three drill test programs to be conducted in 2015.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Drill hole spacing is variable depending on the drill type, ranging from 20 to 60 meters. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Royalties and Taxes

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 5% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2013	Year ended December 31, 2012
Tons mined (000’s)	96,287	110,361
Tons of ore processed (000’s)	7,527	8,253
Average grade processed (ounces per ton)	0.146	0.172
Recovery rate (%)	81.0%	82.8%
Ounces of gold produced (000’s)	892	1,174
Adjusted operating costs per ounce (1)	$606	$520

(1)	For an explanation of adjusted operating costs per ounce, refer to “Non-GAAP Financial Measures.”

The map on the following page shows the design and layout of the Goldstrike property.

Pueblo Viejo Mine

General Information

The Pueblo Viejo mine is an open pit mining operation located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sánchez Ramírez. The mine is 15 kilometers west of the provincial capital of Cotuí and approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,030 employees and 900 contractors.

The Pueblo Viejo mine achieved commercial production in January 2013. Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulphide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo mine site. In July 2001, Pueblo Viejo Dominicana Corporation (“PVDC”) (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated a special lease agreement (the “SLA”) for the Montenegro Fiscal Reserve in which the mine is situated. The SLA was subsequently ratified by the Dominican National Congress and became effective on July 29, 2003. In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp Inc. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. A second amendment to the SLA became effective on October 5, 2013, and will result in additional and accelerated tax revenues to the government of the Dominican Republic (see “ – Royalties and Taxes” below).

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. Local topography at the site ranges from an elevation of 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. Forest capacity is limited by slope, topography, and soil movement. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October. Access to the Pueblo Viejo mine from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. Autopista Duarte connects to secondary Highway #17 at the town of Piedra Blanca, approximately 80 kilometers from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimón on the way to Cotui. Highway #17 passes immediately in front of the main gate to the mine.

The SLA between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25 year period commencing from the date on which PVDC delivered the Project Notice under the SLA, with one extension by right for 25 years and a second 25 year extension by mutual agreement of the parties, allowing a possible total term of 75 years.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Pueblo Viejo precious and base metal deposit consists of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits.

Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Pueblo Viejo Member of the Los Ranchos is a restricted sedimentary basin approximately 3 kilometers north-south by 2 kilometers east-west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin, to thinly bedded, carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. To the south, the Pueblo Viejo Member is unconformably overlain by the Hatillo Limestone Formation by means of a low angle, southwest dipping thrust fault.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Studies have determined that there were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (Stage III) veins with silicified haloes. Individual Stage III veins have a mean width of 4 centimetres and are typically less than 10 centimetres wide. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartzpyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Stage III sulphide veins also have higher gold values than replacement style mineralization. The most common form of gold is sub-microscopic gold within pyrite, where it is present as both solid solution within the crystal structure of the pyrite and as colloidal-size microinclusions (<0.5 microns). The proportions of the different forms and carriers of gold vary significantly throughout the Moore and Monte Negro deposits. Generally, the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated, or porous pyrite. Of all the elements, assays for silver consistently have the strongest correlation with gold. Silver has a strong association with Stage III sulphide veins where it occurs as the minerals silver, Sb-sulphides (pyrargyrite), silver-tellurides (hessite), gold and silver-tellurides (sylvanite, petzite), and silver-bearing tetrahedrite. The majority of the zinc occurs as sphalerite; primarily in Stage III sulphide veins and secondarily as disseminations. The majority of copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been recorded. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 650 meters in depth.

Many rock types based on both lithological and structural domain boundaries were used in the geological block model. However, rock types were divided into five different categories based on metallurgical properties.

Mining and Processing

The Pueblo Viejo mine achieved commercial production in January 2013 and is expected to ramp up to full capacity during the first half of 2014. Pueblo Viejo produced 488 thousand ounces of gold in 2013 (Barrick’s 60% share) at adjusted operating costs of $561 per ounce. For 2014, Barrick’s share of production from Pueblo Viejo is anticipated to be 600 to 700 thousand ounces at adjusted operating costs of $385 to $445 per ounce. The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. Gold and silver will be recovered through pressure oxidation of the whole ore followed by cyanidation of gold and silver in a CIL circuit.

The autoclave circuit has been designed to oxidize initially an average of 1,600 tonnes per day of sulphur. As a result of the varying sulphur content of the mill feed, the processing rate will range from 18,000 tonnes per day (high sulphur) to 24,000 tonnes per day (low sulphur). The rest of the process plant is designed to handle the maximum process throughput. Modifications to the four autoclaves were carried out in late 2012 and 2013 to implement design improvements and allow for higher throughputs. These modifications were completed in September 2013. The mine is now expected to reach full capacity during the first half of 2014 following completion of de-bottlenecking modifications to the lime circuit. The first stage pit is located in the existing Monte Negro pit, which is fully operational with all access ramps in place.

Based on existing reserves and production capacity, the expected mine life is approximately 10 years (2014 – 2024) for mining and 20 years (2014 – 2034) for processing operations.

The tailings storage area is located in the El Llagal valley located approximately 4 kilometers south of the plant site. The starter tailings dam is constructed and in operation. The ultimate storage requirements of the tailings impoundment facility will continue to grow as additional resources are identified. The tailings storage area will contain all of the tailings, waste rock and HDS precipitate to be generated over the life of the Pueblo Viejo mine, and runoff water from the design flood event. Additional tailings impoundment capacity will be studied and implemented as required by the resource base. In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The mine is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements will vary but generally be less than 130 MW at a process rate of 18,000 tonnes per day to 150 MW at 24,000 tonnes per day. In 2013, PVDC commissioned a 215 MW Wartsila combined cycle reciprocating engine power plant together with an approximately 100 km transmission line connecting the plant to the mine site. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and is currently operated on heavy fuel oil (“HFO”) with the capability to convert to liquefied natural gas (“LNG”) in the future if a supply becomes feasible. The HFO is delivered at an existing HFO off-loading facility in the harbor at San Pedro and delivered to the plant by an 8 km fuel pipeline.

All material permits and rights to conduct operations at the Pueblo Viejo mine have been obtained and are in good standing.

Environment

In September 2005, PVDC completed a Feasibility Study on the Pueblo Viejo mine. An Environmental Impact Assessment (“EIA”) for the mine was completed in late 2005 and presented to the Dominican State in November 2005. Approval of the EIA was received in December 2006 from the Ministry of Environment. An Expansion Environmental Report was filed in 2008 and approved in December 2010. An Environmental and Social Impact Analysis for the power plant and associated fuel supply and transmission line was submitted to Dominican Republic government on January 3, 2012 and was approved on March 27, 2012. The government approved preliminary earth works and site preparation on December 26, 2011.

The Pueblo Viejo mine is designed to mitigate potential environmental impacts. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.

The Pueblo Viejo mine site is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. However, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, have until November 2014 to come into compliance with the historic environmental mitigation and remediation matters for which they are responsible under that agreement.

In 2013, all activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $128.1 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

As of December 31, 2013, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 2,146 drill holes, comprised of 838 diamond drill core holes, 105 reverse circulation, 331 percussion holes and 872 rotary samples. Samples totaling 165,374 meters from diamond drill holes, 54,070 meters from rotary drill holes, 8,518 meters from percussion holes, and 17,299 meters from reverse circulation have been collected. In addition, 4,954 closed spaced reverse circulation grade control drill holes, totaling 191,513 meters were used to estimate the gold, copper and silver resources. The drill hole spacing is variable, ranging from 24 to 48 meters.

No formal exploration program was planned or undertaken at Pueblo Viejo in 2013. In 2014, exploration plans include confirmatory drilling to study the Cumba deposit and condemnation drilling to support the expansion of the mine’s low grade stockpile.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Pueblo Viejo. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted onsite as well as by independent laboratories in Santiago, Chile and Peru. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All samples remained in the possession of Barrick employees until delivery to third party laboratories. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Pueblo Viejo property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty of 3.2%, which does not apply to copper or zinc; a Net Profits Interest (“NPI”) of 28.75%; an income tax under a stabilized tax regime, which includes a 25% tax on income; a withholding tax on interest paid on loans and on payments abroad and other general tax obligations.

In 2013, the government of the Dominican Republic expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the Pueblo Viejo mine. The Company engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome and in May 2013, the Dominican government and PVDC entered into a non-binding memorandum of understanding to amend the terms of the SLA. The second amendment to the SLA was finalized in the third quarter of 2013 and became effective on October 5, 2013, following approval by the boards of directors of Barrick and Goldcorp and the project lenders as well as the Congress of the Dominican Republic. The second amendment to the SLA includes the following key changes: (i) the elimination of a 10% return embedded in the initial capital investment for the purposes of the NPI calculation; (ii) an extension to the period over which PVDC may recover its capital investment in the Pueblo Viejo mine; (iii) a delay of application of NPI deductions; (iv) a reduction in tax depreciation rates; and (v) the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices.

In addition, an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo mine. Barrick and Goldcorp have each provided a guarantee for the loan, in proportion to their ownership interests in the project, until the mine has achieved specified operational and technical requirements, after which the loan will become non-recourse. This facility is insured for political risks by Export Development Corporation of Canada. Substantially all the assets of PVDC, including the Pueblo Viejo mine property and related assets, have been pledged as security under the loan. The effective interest cost for 2013 was 4.66%. As of December 31, 2013, PVDC had drawn down all available funds under the facility.

Production Information

The following table summarizes certain production and financial information for the Pueblo Viejo mine (Barrick’s proportional share) for the period indicated:

	Year ended December 31, 2013(1)	Year ended December 31, 2012(2)
Tons mined (000’s)	10,132	10,638
Tons of ore processed (000’s)	2,929	490
Average grade processed (ounces per ton)	0.179	0.147
Ounces of gold produced (000’s)	488	67
Adjusted operating costs per ounce (3)	561	—

(1)	Barrick’s proportional share.
(2)	Barrick’s proportional share prior to commercial production.
(3)	For an explanation of adjusted operating costs per ounce, refer to “Non-GAAP Financial Measures.”

The map on the following page sets out the design and layout of the Pueblo Viejo mine.

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation. The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine (now in closure). The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru. The mine has approximately 735 employees and 1,920 contractors.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A., the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low-grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3”, respectively, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulación Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located. Three additional mining concessions named “Los Angeles”, “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick. The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares. The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production. Currently, production activities are being carried out on the Acumulación Alto Chicama.

Peruvian authority approval of both the mine’s Environmental Impact Assessment (“EIA”) and principal construction permit were received in April 2004. Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities with respect to mine production start-up. Total capital construction cost for the mine was $323 million.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian Government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15 year period commenced January 1, 2006.

In February 2010, Barrick filed an amendment to the EIA which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine. This EIA amendment was approved by the environmental mining authority on August 6, 2010. Barrick completed the construction of a carbon-in-column plant in 2013 and expects to complete construction of a new leach pad (Phase 5), reverse osmosis treatment plant, secondary treatment plant and new operational ponds in 2014.

On November 18, 2013, Barrick obtained approval from the environmental mining authority for an open pit expansion (Phase 8 Open Pit) and connection between the new and existing leach pads (Phase 8 Leach Pad) as well as for an increase in the height of the existing leach pad and the development of clay quarries and additional auxiliary mining infrastructure. These modifications were approved pursuant to a specialized regulatory regime outside of the EIA process as they will not have a significant impact on the environment.

A new EIA amendment is currently being prepared, which Barrick expects to submit to the authorities in 2014. This EIA amendment will propose certain additional expansions to the open pit (south area) and waste dump as well as some modifications to the leach pad areas.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters width and up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 111,500 tonnes per day. Ore is crushed and then transported via truck to the leach pad and run-of-mine ore is transported directly to the leach pad at an average rate of 63,700 tons per day. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the coastal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. Water for process use is taken from two small lagoons fed by rain-captured water pursuant to authorizations granted by the water authority. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected. Based on existing reserves calculated at the current gold price, operational costs and production capacity, the expected mine life extends until 2019.

In 2013, mining activity at the Lagunas Norte mine focused on Phase 6 (located at the western part of the orebody), which is a high grade area of the mine site, and Phases 7 and 9. The 2014 mine plan includes mining activity in Phases 7, 8, 9 and 10 (phases with a higher content of “clean” ore with low total carbonaceous material and sulfur content).

All material permits and rights to conduct operations at the Lagunas Norte mine have been obtained and are in good standing.

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage hazardous substances potentially harmful to the environment. Lagunas Norte’s heap leaching process, for example, operates entirely as a closed circuit. In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water and air monitoring. The site also has many programs to reuse and conserve water in all its processes. In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In 2013, all activities at the Lagunas Norte property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $136.1 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

No exploration holes were drilled in 2013 at Lagunas Norte. During 2014, Lagunas Norte expects to drill approximately 4,840 meters in 30 holes (infill drilling) with spacing ranging from 60 to 40 meters. The objective of the 2014 infill drilling program will be to improve the resource model at the mine including by reducing the spacing between holes to approximately 40m in high variability areas and updating the structural interpretation and understanding of mineralization continuity.

As of December 31, 2013, a total of 1,571 holes and 240,750 meters have been drilled at Lagunas Norte with approximately 58,094 meters of reverse circulation and over 182,656 meters of diamond drill. The drilling program at Lagunas Norte has been completed at an average of approximately 50 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys and Gyrosmart surveys conducted on the holes of the 2008 and 2009 drilling campaigns respectively, with data collected approximately every 3 meters. Down hole Deviflex surveys and ReflexGyro surveys were conducted on the holes from the 2010 to 2012 drilling campaigns respectively, with data collected approximately every 3 meters. Generally, sample lengths vary from 0.3 meters to 4.0 meters. A total of 177,413 samples have been taken during these drill programs. The average sample length is 1.5 meters.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Lagunas Norte. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru. During 2013, the preparation and analysis of samples was performed in an external laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at the Lagunas Norte property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C., a State mining company (“Activos”). In 2013, $28 million was paid to Activos under the terms of this royalty.

Under the terms of the Legal Stability Agreement which includes tax stability, Barrick is required to pay national and municipal taxes in effect at December 29, 2004 and is subject to a 32% income tax rate instead of the 30% general rate.

On October 20, 2011, Barrick signed an agreement with the Peruvian Government under which it voluntarily committed to pay on a quarterly basis the Special Mining Contribution (“SMC”) approved by Law No 29790 until the expiration of the Legal Stability Agreement. The SMC is assessed on a sliding scale ranging from 4% to 13.12% based on operating income margin. The agreement will remain in force until December 31, 2020. The SMC paid for 2013 was $31 million.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte. At December 31, 2013, the aggregate amount outstanding under these capital lease programs was $150 million. The average interest rate in 2013 for the aggregate capital leases was LIBOR plus 2.91%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru. MBM issued $100 aggregate principal amount of bonds pursuant to this shelf prospectus in 2005 and 2006 and used all of the proceeds for mine development and general corporate purposes. MBM repaid $50 million of those bonds in May 2012 and the remaining $50 million of bonds in April 2013. The effective interest rate of the MBM bonds in 2013 was LIBOR plus 1.72%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2013	Year ended December 31, 2012
Tons mined (000’s)	40,713	34,421
Tons of ore processed (000’s)	23,246	22,634
Average grade processed (ounces per ton)	0.031	0.037
Ounces of gold produced (000’s)	606	754
Adjusted operating costs per ounce (1)	$361	$318

(1)	For an explanation of adjusted operating costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

802000
804000
806000
9124000
9122000
9120000
9118000
N
RIO NEGRO 2 QUARRY
WEST WASTE DUMP
EAST WASTE DUMP
OPEN PIT
STOCK LIME
CURRENT LEACH PAD
NEW LEACH PAD
0 500 1,000 mt.
1:32,500
BARRICK
Minería Responsable
Mine Layout
Lagunas Norte
ITS - 2013

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two original open pits: the Filo Federico pit and the Amable pit. Waste stripping at a third open pit, called Argenta, commenced in 2010. The Argenta pit is located in the south east sector of the leach field in the mining operation. For processing, the new pit currently uses a mobile crushing system and a new waste dump nearby. The rest of the processing is carried out at the mine’s current facilities. No additional water is required for the Argenta pit. Barrick has implemented a comprehensive recruitment and training program for personnel required for the operation, prioritizing the local labor market. The mine has approximately 1,240 employees and 2,330 contractors.

Following a competitive bidding process completed by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) in 1994, AGC, a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995 AGC assigned its interest to its subsidiary in Argentina, Minera Argentina Gold S.A. (“MAGSA”), and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and Barrick Exploraciones Argentina S.A. (“BEASA”).

Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005. The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project, approximately 360 kilometers by road northwest of the city of San Juan. The mine site is located at elevations of between 3,900 and 4,800 meters above sea level. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSA, now a subsidiary of Barrick in Argentina, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSA (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: Ursulina Sur; Florencia 1; Gaby M; Río 2 and Río 3. The Veladero mining properties cover an area of approximately 14,420 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2013, the Veladero mine has complied with these requirements with respect to its current mining properties.

Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulphide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises four orebodies: Amable in the south; Cuatro Esquinas in the center; Filo Federico in the north and Argenta. Much of the Veladero deposit is covered by up to 170 meters of overburden.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification. The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

The Argenta orebody is located approximately 7 kilometers south east of the leach pad. The genesis of the geology for Argenta is similar to the other Veladero orebodies. The lithology comprises a series of breccias and tuffs with an intensive silicification process, which overprints the primary texture. Gold is associated to silver and vuggy silica hosts most of the mineralization.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine (not including mobile crushing) is 84,483 tons per day. Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with a 9.5 megawatt capacity in Veladero I and 3.8 megawatt capacity in Veladero II; adding a further 6.8 megawatt capacity (PLS and Booster pumps project) in Veladero III, and a 2-megawatt wind-generation turbine. Based on existing reserves and production capacity, the expected remaining mine life is approximately 6 years (2014-2019).

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is currently evaluating a possible judicial or administrative challenge to the new law.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities at Veladero were not impacted by these measures in 2013. The Company will continue to evaluate the impact of these measures in 2014.

Environment

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. Updates to the study were approved in April 2007, March 2009 and October 2010. The fourth update of the EIS, which incorporates an expansion of the mineral leaching system of the mine and includes updated glacier-related and environmental management information, was submitted in September 2011 and is under review by the Provincial mining authority. The mine submitted an addendum to the fourth EIS update in November 2013 to provide additional details regarding the operation of the leach pad facility, as discussed in further detail below. Barrick expects to obtain approval of the fourth EIS update by mid-2014. Although the fourth EIS update is still pending, Barrick submitted a fifth EIS update on March 7, 2014, as required by the Provincial mining authority, on the understanding that Barrick will modify this document to reflect the terms of the fourth EIS update when it is approved.

Other permits required for the mine’s current operation, such as water concessions and hazardous substances handling, have been obtained, and some are in the process of being renewed. Barrick expects to obtain such renewals in due course. Other sectorial permits associated with the mine’s expansion, such as the expansion of leach pad areas and modification of the current outline of the diversion channels of the Protrerillos river, among others, have been granted by the relevant authorities.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Veladero’s heap leaching process, for example, is designed to operate entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In March 2013, an accumulation of solution within Veladero’s leach pad collection system was identified. Pumping rates were increased to reduce the accumulated solution, recirculating the same to the pad. The situation was reported to the appropriate local authority, which performed a site inspection and started an administrative investigation proceeding. Veladero is implementing certain measures requested by the local authority following that site inspection. Production has been impacted by a build-up of ounces on the leach pad due to restrictions that affect the amount of solution that can be applied to the pad. Barrick is in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements. These amendments were described in the addendum to the fourth EIS update submitted in November 2013 as well as in certain other environmental filings. Barrick has received advanced authorization to implement certain of the permit amendments and expects to receive full authorization of the requested amendments pursuant to these discussions when the fourth EIS update is approved. However, failure to obtain the permit amendments in a timely manner would have an increasing impact on 2014 production at Veladero and potentially on the relationship with IPEEM under the Exploitation Contract governing Barrick’s right to operate the Veladero mine. In March 2013, the Ministry of Mines in the Province of

San Juan initiated an administrative sanction process against Veladero as a result of the administrative investigation into the leach pad situation. The process resulted in an approximately $1.2 million fine, which Veladero paid on March 6, 2014.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the the Veladero mine, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero does not impact glaciers or periglaciers. The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. See “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation.”

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $54.0 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

During 2013, 18 reverse circulation drill holes were completed for a total of 5,287 meters in the Federico area in order to increase reserves and resources, and provide upgraded information for the block model. No drilling was performed in the Argenta or Amable pits during 2013.

The 2013 exploration plan included a drill testing program outside the final pit limit boundary but within the authorized mine property. This program comprised 15 diamond drill holes totaling 2,787 meters of coring in the Cerro Colorado area.

At December 31, 2013, the Veladero drilling database (including Argenta) comprises 272,667 meters of reverse circulation drill holes and 4,171 meters of diamond core drill holes and a total of 3,975 meters of channel samples from declines. Drill spacing within mineralized zones varies from 50 meters to 100 meters, and averages approximately 80 meters in the main pit.

The 2014 exploration plan contemplates drill testing in the Brujas and Lebori areas (3,200 meters of coring for 7 diamond drill holes). These targets are located 20 km south of Veladero. Ozzy Norte and Veladero Norte are two targets within the Veladero pit boundary comprising 12 percussion drill holes totaling 3470 meters of drilling. In addition, two drilling programs will be performed in the Federico pit to increase resources and reserves, totaling 3,670 meters of percussion for 11 drill holes.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Veladero. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by Veladero personnel and SGS Analytical Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Veladero property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% Boca Mina royalty is payable to IPEEM for the metals produced from the Veladero property, including future production from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a sliver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSA, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré is currently subject to this 5% export duty.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% applies to both the initial conversion of foreign currency revenues into pesos and the subsequent conversion of pesos to foreign currencies.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Veladero mine as a result of an existing tax stability arrangement.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2013	Year ended December 31, 2012
Tons mined (000’s)	86,633	92,475
Tons of ore processed (000’s)	32,062	30,528
Average grade processed (ounces per ton)	0.027	0.032
Ounces of gold produced (000’s)	641	766
Adjusted operating costs per ounce (1)	$501	$486

(1)	For an explanation of adjusted operating costs, refer to “Non-GAAP Financial Measures.”

The diagram below sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile. The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 196 kilometers southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway also services the site. Zaldívar employs approximately 980 employees and 1,200 contractors. A significant number of Zaldívar’s employees are covered by a collective bargaining agreement, which must be renegotiated every two years. The current agreement will expire in August 2014, and a new agreement is under negotiation.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations. The surface topography lies at an average elevation of 3,200 meters above mean sea level. There is little or no vegetation. The property is within a 1,295-hectare claim area covered by 248 exploitation concessions. Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines). The mining and surface rights have no expiry date as long as the applicable annual land payments are made. Environmental permits are issued and registered with the Servicio de Evaluación Ambiental (“SEA”), the environmental authority of northern Chile.

In 1979, the initial declaration or statement of discovery (manifestación minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez. In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%. In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”). In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989. Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed. Commercial production began in November 1995, after completion of construction at a cost of $574 million. Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million. Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide (covering an area of approximately 2 kilometers by 1.5 kilometers with an average thickness of approximately 90 meters) and secondary sulphide ore (covering an area of approximately 2.5 kilometers by 1.5 kilometers with variable thickness from a few meters in the southwest extremity to over 300 meters in the northeast extremity) which overlays deeper primary sulphide mineralization of lower grade. The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The mine plan contemplates mining the remaining mineral reserves from the open pit in six stages, referred to as Stage 6 through to Stage 11. During 2013, ore production came from Stage 10. Conventional methods of open pit mining are used. During 2013, Zaldívar focused on improving operational efficiencies and reliability of key process crushing and stacking productivity. For 2014, ore production is expected to come from Stages 9 and 10. Based on existing reserves and production capacity, the expected mine life is approximately 15 years.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant is capable of producing 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for treated ores by more than 20% in the last eight years and leach cycle times are currently approximately 300 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and the recovery leaching cycle of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.

Zaldívar submitted an update to its 1993 Environmental Impact Assessment (“EIA”) in July 2009 to align the mine’s environmental approvals with its existing operations and planned expansions with differences relating primarily to mining and processing rates, as well as to the operation of the tailings dam, secondary leach pad and associated ponds, leach dump and storage of sulfuric acid and hazardous wastes. The updated EIA was approved in 2010. CMZ obtained the sectoral permit for Phases 1 and 2 of the tailings dam from the Dirección General de Aguas (“DGA”) in February 2013. Approval of Phase 3 and its extension is expected from the DGA in due course.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. Zaldívar’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells, to detect any potential circuit failures.

Zaldívar’s environmental permits are primarily related to the original 1993 Environmental Impact Assessment and a 2009 update of the same (see “ – Mining and Processing” above). The mine’s operations are ISO 14001 and ISO 9001 certified.

In 2013, all activities at Zaldívar were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $38.8 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. Exploration drill holes are sampled at 2 meter intervals comprising whole core sampling. All holes are logged for lithology, alteration, mineralization and structure. In 2013, 21 reverse circulation holes were drilled for 6,662 meters. Four reverse circulation holes were drilled for 732 meters in the Zaldívar North exploration zone (La Negra target delineation), with the results currently under review. In 2014, Zaldívar expects to conduct infill drilling in Stages 9 and 12 with reverse circulation holes totaling 3,410 meters.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Zaldívar. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by the Zaldívar laboratory and independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Zaldívar property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

The Zaldívar mine is not subject to any royalties.

In 2005, the Chilean Congress passed a mining sector specific tax of 5% on operating profits derived from the sale of mineral products. Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced

4% tax in return for a 12 year mining tax invariability clause. The tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force. In November 2005, CMZ opted out of its then current DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause. On September 27, 2012, the Chilean government enacted Law No. 20.630 which changes the corporate tax rate from 18.5% to 20% for 2012 and future years.

In addition, in October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% - 14% based on the level of operating margin. For those companies currently operating under a stabilized regime such as CMZ (stabilized at 4% until approximately 2017), the law contemplates an option to voluntarily apply a rate of 4% to 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% to 14% for an additional 6 years. In January 2011, CMZ voluntarily adopted the new specific mining tax which, as noted above, impacted CMZ’s tax rates for the 2010, 2011 and 2012 calendar years. The effective mining tax rate for CMZ was 5.6%, 4.5% and 4.0% for 2011, 2012 and 2013, respectively.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2013	Year ended December 31, 2012
Tons mined (000’s)	74,317	74,587
Tons of ore processed (000’s)	52,616	50,283
Average grade processed (% of TCu)	0.50%	0.53%
Pounds of copper produced (000,000’s)	279	289
C1 cash costs per pound (1)	1.60	1.56

(1)	For an explanation of C1 cash costs per pound, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Zaldívar mine.

Secondary
Leach Pads
SX-EW
Dynamic Leach Pads
Railway
Dump Leach
Waste Dump
Waste Dump
Crusher
Mine Property
Current Pit
BARRICK
ZALDIVAR
Mine Layout

Lumwana Mine

General Information

The Lumwana mine is an open pit copper mine and conventional sulfide flotation processing facility located on the Central African Copperbelt in the North-Western Province of Zambia, approximately 65 kilometers west of the provincial capital of Solwezi and 400 kilometers northwest of the national capital of Lusaka. Access to the property is via a 10 kilometer road branching off the paved two-lane “T5” highway linking Lumwana and Solwezi to the copper belt and other parts of the North–Western Province. The property is characterized by gently rolling hills with elevations ranging from approximately 1,270 meters to approximately 1,410 meters above sea level within the general vicinity of operations. Vegetation consists of woodlands, and wetlands are common along watercourses. The region has distinct dry (May to October) and wet (November to April) seasons. During the wet season, heavy rainfall reduces mine production, which is addressed through a stockpiling strategy that provides feedstock to the processing plant when open-pit ore is not accessible. Lumwana employs approximately 1,909 employees and 2,054 contractors.

Barrick acquired its 100% interest in the Lumwana mine as part of the Equinox transaction completed in July 2011. See “General Information – General Development of the Business.” Equinox earned an interest in the Lumwana mine in 1999 by forming a joint venture with the Phelps Dodge Corporation (“Phelps Dodge”). In 2003, Equinox obtained a 51% interest in Lumwana Mining Company Limited (“LMCL”) by completing a feasibility study and investing in the exploration of the property, and in 2004 Equinox acquired the remaining 49% interest in LMCL from Phelps Dodge for cash consideration. Equinox commenced production from the Lumwana mine in 2008.

The operation of Lumwana is governed by the Mines and Minerals Act No. 7 of 2008, as amended by Statutory Instrument No. 34 of 2012 (“the 2008 Act”), the six Large Scale Mining Licenses that constitute the operation and a Development Agreement entered into between Lumwana and the Government of Zambia on December 16, 2005 (the “Development Agreement”). The Development Agreement provided for a 10-year stability period for the key fiscal and taxation provisions related to Lumwana, including a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. However, in 2008 and 2011, the Government of Zambia enacted tax and royalty changes purporting to override the Development Agreement, causing a breach of the tax stability period contained in the Development Agreement. See “ – Royalties and Taxes” below for additional information about the current fiscal and tax regime applicable to the Lumwana mine and Lumwana’s position on the Government of Zambia’s breach of the tax stability provisions.

In 2012, the original mining license (LML-49, covering an area of 1,265 km2 and granted on January 6, 2004 for 25 years) was subdivided into six licenses in order to comply with the maximum mining licence size restrictions of the 2008 Act. The six licenses are subject to the 25-year period of the original mining license. These licenses (8089-HQ-LML, 9000-HQ-LML, 9001-HQ-LML, 9002-HQ-LML, 9003-HQ-LML and 9004-HQ-LML) include two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects. The leases were granted for copper, cobalt, gold, silver, uranium and sulfur. Other conditions of the mining licenses include customary provisions such as the requirement to obtain government approval of Lumwana’s proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians.

With respect to surface rights, under the terms of a 99-year lease from the Republic of Zambia, Lumwana holds the long-term land title to 35,000 hectares of township and mine operating areas within the area of the mining leases. This land title, which is granted by the President and is the highest form of land tenure in Zambia, enables Lumwana to manage and administer the Lumwana surface rights.

Lumwana also maintains surface rights on customary lands within the leases pursuant to a Memorandum of Understanding with three local chiefs. The Memorandum of Agreement, which was entered into on August 7, 2005, continues until terminated by mutual agreement of the parties.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan, Nguba and Kundelungu Supergroups, unconformably overlying the Palaeoproterozoic to Mesoproterozoic basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc.

The Lumwana mining licences cover the north-eastern lobe of the Mwombezhi Dome. A number of layer parallel shear zones have been recognized within the Dome and an east verging major recumbent fold, which structurally emplaces Katangan units within the basement, producing a series of tectono-stratigraphic sheets. Within the Lumwana mining licences the Malundwe and Chimiwungo thrust Sheets host three known copper deposits: the two actively mined deposits of Malundwe and Chimiwungo and the undeveloped Lubwe deposit. All three deposits are structurally controlled, disseminated copper sulphide deposits of Central African Copperbelt type.

The two major deposits at Lumwana are Malundwe and Chimiwungo. Of the two, Malundwe is smaller, but with a higher copper grade and contains discrete zones of uranium and gold mineralization. Chimiwungo is a much larger deposit that is lower in copper grade, but contains some uranium mineralization.

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically less than 5%) dominated by chalcopyrite and bornite.

The overall strike length of mineralization at Malundwe is approximately 6 kilometers north-south, and up to 1.5 kilometers wide (east-west) as a single ore schist horizon. The mineralization extends to maximum depth of approximately 200 meters below surface and is closed off to the west and north but is open to the south, down plunge. The Chimiwungo mineralization extends for 4 kilometers east-west and 5 kilometers north-south. Mineralization is sheeted and continues beyond these extents, but the grade and thickness decrease away from the core of the deposit. The mineralization is still open to the east and south, but has been closed off to the west. The main body of the Chimiwungo deposit consists of multiple stacked mineralized zones in aggregate varying in thickness from 40 to over 100 meters.

The Malundwe orebody contains discrete pods of uranium and some areas with elevated background levels of uranium. While mining at Malundwe will continue later in the life of mine, these uranium pods have been depleted. The Chimiwungo orebody is not expected to contain a significant amount of uranium.

Mining and Processing

In 2013, mining at Lumwana occurred in both the Malundwe and the Chimiwungo pits. The sulphide copper ore from Malundwe and Chimiwungo is being sent to the on-site flotation plant, which produces a concentrate suitable for sale to a smelter. A dedicated power line supplies power to Lumwana from the main grid operated by the government-owned and operated electric utility company in Zambia. In 2013, approximately 33% of the ore feed for the Lumwana mill came from the Malundwe pit with the remainder from the Chimiwungo pit. In 2014, Chimiwungo is expected to provide approximately 70% of the feed for the mill.

A primary gyratory crusher is used to crush the run-of-mine ore and the crusher product is then conveyed via an overland conveyor to a conical crushed ore stockpile. The grinding mill discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a ball mill. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 25% to 33% copper are expected.

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. Flotation tailings are thickened and pumped to the tailings dam. The majority of the copper plant water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required. Based on existing reserves and production capacity, the expected mine life is approximately 24 years (2014 – 2038) for mining and 25 years (2014 – 2039) for processing operations.

The amount of uranium and other metals in the copper concentrate is controlled by grade control and blend strategies. Uranium and other metals identified by grade control techniques are not processed in the concentrator. Lumwana’s blending strategy is intended to ensure that copper concentrate sold to smelters is within certain agreed limits.

All material permits and rights to conduct operations at the Lumwana mine have been obtained and are in good standing.

Environment

Lumwana operates in an environmentally responsible manner to mitigate environmental impacts. The necessary licenses, environmental permits and authorizations have been obtained. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Environmental monitoring is undertaken across the site in accordance with the mine’s Environmental Management Plan. This monitoring is designed to detect any actual or potential environmental impacts as well as to assess the effectiveness of mitigation measures already in place. Lumwana is in the process of developing and implementing an environmental management system that aligns with the ISO 14001 standard.

In 2013, all activities at Lumwana were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $108.1 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

The Chimiwungo and Malundwe ore bodies have been extensively drilled. In 2013, drilling programs at Lumwana were focused on a resource definition program at Chimiwungo, reserve delineation at Chimiwungo and Malundwe, extension exploration drilling at Chimiwungo, condemnation drilling to test for economic mineralization in areas of planned mining infrastructure, and drill testing of the Lubwe Trend prospect northeast of Chimiwungo. A total of 6,610 meters of diamond drilling and 26,256 meters of reverse circulation drilling were completed during 2013. Drill testing of the Lubwe Trend prospect, northeast of the Chimiwungo main pit, intersected moderate to low copper grades.

During 2013, subsequent to the completion of the definition drilling program at Lumwana, Barrick’s global copper business undertook to optimize the life of mine plan for Lumwana. The update maximizes the profitability of copper reserves at the property by utilizing the mine’s currently installed capital infrastructure and mobile fleet to move a relatively constant amount of ore and waste annually in the most efficient manner possible. The adoption of the updated plan reduced the amount of stripping required during 2013 and allowed the mine to eliminate one mining contractor, reducing overall production costs.

A new geological map was produced for the Mwombezhi Dome in 2013 by integrating existing datasets. The updated mapping will provide guidance for future exploration. The proposed 2014 exploration program at Lumwana includes drill testing (5 reverse circulation holes for 1,250 meters), outcrop mapping and a data compilation study. The Kamaranda prospect, north of the Malundwe pit, has been prioritized for drill testing and further target delineation work in 2014. For 2014, follow-up mapping and sampling is recommended at sites across the Mwombezhi Dome to evaluate soil geochemistry anomalies identified during the 2013 exploration program.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Lumwana. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by an independent laboratory in Australia. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Lumwana mine conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

In April 2008, the Government of Zambia enacted a number of changes to the tax regime, including an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional taxes including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income (the “2008 tax changes”). The 2008 tax changes coincided with the Government of Zambia unilaterally rescinding tax stability guarantees contained in development agreements through a legislative provision stating that development agreements were no longer binding on the Republic of Zambia. In January 2009, the Government of Zambia announced the abolition of a number of the 2008 tax changes, including removing the hedging activity quarantine provision, abolishing the windfall tax, and increasing capital allowances back up to 100%. These changes took effect on April 1, 2009. In December 2011, the Government of Zambia increased the mineral royalty from 3% to 6% and re-introduced the taxation of hedging income as separate source income (the “2011 tax changes”). These changes took effect from April 1, 2012.

Based on local and international legal advice, LMCL believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the 2008 and 2011 tax changes and any subsequent tax changes to the Zambian tax regime. However, until it resolves the uncertainty surrounding the application of the Development Agreement with the Government of Zambia, LMCL is measuring (and during 2013 did measure) its taxation balances for the property on the basis of the enacted legislation, including payment of mineral royalties assessed at 6%. LMCL will continue to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement and, by agreeing to pay mineral royalties, protect itself from the Zambian Revenue Authority assessing interest and penalties on the tax amount.

Production Information

The following table summarizes certain production and financial information for the Lumwana mine for the periods indicated:

	Year ended December 31, 2013	Year ended December 31, 2012
Tons mined (000’s)	102,417	127,361
Tons of ore processed (000’s)	24,152	20,839
Average grade processed (% of TCu)	0.58%	0.48%
Pounds of copper produced (000,000’s)	260	179
C1 cash costs per pound (1)	$2.29	$2.83

(1)	For an explanation of C1 cash costs per pound, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Lumwana mine.

Pascua-Lama Project

General Information

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.

In both Chile and Argentina, Barrick, through its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA (“CMN”), and its wholly-owned Argentinean subsidiary, Barrick Exploraciones Argentina S.A. (“BEASA”), owns the mining property in the project area. The mining rights have no expiry date, provided the applicable annual land payments are made.

The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty (the “Protocol Area”) and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty. An increase in the size of the Protocol Area has been requested to include certain additional project-related infrastructure. This request has been approved by Chile and is expected to be approved by Argentina in due course. In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama project, which avoids double taxation for the project under the rules of the Mining Treaty. The provisions of the April 2009 agreement remain in force despite the termination of several double taxation treaties by Argentina in 2012, including the general 1976 double taxation treaty with Chile.

The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

Primary road access in Chile initially was via a 126 kilometer public road (route C 485 and route C 489) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometers on Barrick private road to the Protocol Area access control point at Tres Quebradas. The project recently completed the upgrade of approximately 60 kilometers of an existing public road from Punta Colorada and the construction of 48 kilometers of new road to join the road from Alto del Carmen which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometers up to the entry to the mine site at La Mesa.

Primary access in Argentina will be by public highways to Tudcum, some 200 kilometers north of the San Juan Province capital city of San Juan and from there 157 kilometers on an existing private road to the access gate to Barrick’s Veladero Mine, and another 30 kilometers through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another five kilometers to the process plant site.

Sufficient surface rights have been obtained for current operations at the property.

Development

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at the Pascua-Lama project, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. This decision to suspend construction in Chile and Argentina will postpone and reduce near-term cash outlays, and allow Barrick to proceed with development at the appropriate time under a more effective, phased approach. A decision to re-start will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements. The most significant of these outstanding legal and regulatory matters include an environmental review process regarding the water quality baseline of the Río Estrecho, receipt of required approvals, legal challenges and instances of non-compliances relating to the project’s water management system, including a recent decision from the Chilean environmental court, which CMN has appealed to the Chilean Supreme Court, in respect of such non-compliances that could result in the imposition of more severe sanctions against the Chilean side of the project by Chile’s environmental regulator, an environmental damage claim regarding glaciers and a challenge to the project’s environmental approval process before the Inter-American Commission on Human Rights (“IACHR”). For more information about these matters, see “ – Environment” below as well as “Environment and Closure” and the following sections of “Legal Matters – Legal Proceedings”: “ – Pascua-Lama – Constitutional Protection Action,” “ – Pascua-Lama – Challenge to SMA Regulatory Sanction” and “ – Pascua-Lama – Environmental Damage Claim.”

Barrick anticipates total cash outflows for the Pascua-Lama project of approximately $700 million in 2014, including approximately $300 million in expenditures for the ramp-down, care and maintenance, environmental and social obligations and remaining capital expenditures, with the balance of the expected cash outflows reflecting the drawdown of amounts accrued for at the end of 2013. The ramp-down is progressing on schedule for completion by mid-2014. In the meantime, Barrick will update and refine capital cost estimates and stage the project’s remaining development into distinct phases with specific work programs, budgets and objectives. This staged approach is expected to facilitate more efficient planning and execution, more effective capital deployment, and improved cost control. In the interim, Barrick will explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements.

In 2009, Barrick entered into the Silver Purchase Agreement with Silver Wheaton whereby it sold the equivalent of 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Barrick initiated the closure of the Pierina mine in August 2013 and does not anticipate significant silver production from that mine in future years (see “General Information – General Development of the Business”). In return, the Company was entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. Barrick received the final cash installment payment of $137.5 million in 2012. Barrick had provided Silver Wheaton with a completion guarantee, requiring the Company to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. In 2013, Silver Wheaton agreed to extend the completion date for Pascua-Lama to December 31, 2017 and will continue to receive silver production from the Lagunas Norte, Pierina (now in closure) and Veladero mines until December 31, 2016. If the requirements of the completion guarantee have not been satisfied by December 31, 2017, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. At December 31, 2013, the remaining cash obligation was $365 million.

To date, Barrick has identified over 1,500 permits and authorizations required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries. The project has obtained over 900 permits and the remaining permits are expected to be obtained as required.

The Company is aware of a number of actions that have been initiated against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project. Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick. In 2011, Mountain-West Resources Inc. (“MWR”) issued a series of false and misleading press releases in which MWR falsely claimed that the Chilean portion of the Pascua-Lama project is not owned by Barrick but is instead owned by a third party who had granted MWR an option to acquire 50% of that property. Barrick has advised MWR that these statements are false and misleading, and has vigorously opposed all attempts by MWR and its associates to interfere or otherwise challenge the ownership and possessory rights of the Company or its subsidiaries that are needed to develop the Pascua-Lama project. Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the development of the Pascua-Lama project.

In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the IACHR claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project. Barrick is not a party to the proceedings and Barrick believes that the petitioner’s claims are without merit. Depending on the decision reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is currently evaluating a possible judicial or administrative challenge to the new law.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Pascua-Lama’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities at Pascua-Lama were not impacted by these measures in 2013.

Geology

The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccias pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

Mining and Processing

The Pascua-Lama project is designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities having a designed throughput capacity of 45,000 tonnes per day. Non-refractory oxide ore produced by the mine will be subject to cyanide leaching, while refractory sulphide ore will be subjected to flotation prior to cyanide leaching of the flotation tailings. Both ore types will be ground and washed. The development of the processing facilities has been staged to reflect the expected composition of the ore over the mine life. Final products from the process include doré bullion and gold/silver/copper flotation concentrates.

The plant consists of primary crushing, wet grinding in autogenous mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, neutralization, cyanide detoxification, cementation using Merrill-Crowe, retorting, smelting and tailings deposition. For the treatment of the refractory ore, a flotation circuit will be added. The processing plant is designed to operate 24 hours a day, 365 days per year. The average design throughput is approximately 2,000 tonnes per hour. Based on existing reserves and anticipated production capacity, the expected mine life will be approximately 25 years.

During years 1 and 2, the process facility is designed to process 45,000 tonnes per day of non-refractory ore through three mill lines (Phase 1). In the late first quarter of year 3, a flotation facility will be added and refractory ore will be introduced to one of the mill lines at the rate of 15,000 tonnes per day (Phase 2). During this phase, which continues throughout the remainder of the mine life, the remaining two mill lines continue to process non-refractory ore at 30,000 tonnes per day. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion. During the mine life, refractory ore in the form of gold/silver/copper concentrate will be sold to an offsite smelter.

Until permanent power is required at site, temporary construction power will be provided by diesel generator. The temporary construction generators will be suitable for use as emergency back-up generators during operations in the event of a primary power failure. Permanent electrical power for the project will be provided by a single circuit 220 kV 106 km line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile. From there, separate 220 kV lines will be provided for power supply to the substations located at the process plant in Argentina (47 km) and the mine facilities in Chile (23 km). The construction of the primary power supply system was completed in mid-2013.

Environment

The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received conditional Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in April 2001 and, in December 2004, CMN submitted a second EIA in respect of modifications of the project. CMN received conditional approval of the EIA from Chilean environmental regulatory authorities in February 2006. In San Juan Province, BEASA submitted an Environmental Impact Report (Informe de Impacto Ambiental, “IIA”) in 2000 to support the environmental approval process for the Argentine components of the project. In 2004, BEASA developed an updated IIA assessing the cumulative environmental impacts of the Pacua-Lama project and the nearby Veladero project. BEASA received conditional approval of the project from the

San Juan, Argentina environmental regulatory authority in December 2006. Under Argentine law BEASA is required to update the IIA at least every two years. To date, BEASA has submitted four IIA updates, with the last update submitted on March 14, 2014.

All environmental aspects of Pascua-Lama were reviewed during the course of the Argentine and Chilean environmental assessments. CMN and BEASA have developed environmental management plans addressing the key environmental aspects of the project for construction and operation phases. Most of the ore and waste rock to be excavated from the open pit is defined as potentially acid generating due to its geochemical characteristics. In the upper Estrecho valley in Chile where the waste rock will be stockpiled, project development plans include a water management system to divert non-contact waters around the waste rock facility and to collect and treat any drainage from the waste rock. Treated water will be utilized in the mine for industrial purposes (mainly fugitive dust control) and discharged within environmental and sectorial standards to the Río Estrecho.

Operational failures occurred in December 2012 and January 2013 in the project’s non-contact water management system. CMN reported these instances of non-compliance to Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”). In May 2013, CMN received a resolution from the SMA (the “SMA Resolution”) that requires the company to complete the water management system in accordance with the project’s environmental permit before resuming construction activities in Chile, and also required CMN to pay a $16 million administrative fine. Barrick paid the fine in May 2013 and submitted a compliance plan to the SMA to complete the water management system, subject to regulatory approval of specific environmental and sectorial permit applications. In June 2013, a group of local farmers and indigenous communities challenged the adequacy of the fine imposed by the SMA Resolution and requested more severe sanctions against CMN. On March 3, 2014, the Chilean Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA could include more severe sanctions against CMN such as an increase in the amount of the fine above the approximately $16 million paid by Barrick in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the environmental permit. On March 20, 2014, CMN filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter. The SMA has not filed a challenge to the Environmental Court decision. For more information about this matter, see “Environment and Closure” and “Legal Matters – Legal Proceedings – Pascua-Lama – Challenge to SMA Regulatory Sanction.”

Even if the project’s water management system is completed to the satisfaction of the SMA, a decision to re-start construction will still be contingent upon improved project economics and the resolution of other outstanding legal proceedings (see “– Development” above). In addition to the challenge to the SMA Resolution referenced above, a group of local farmers has also filed an environmental damage claim against CMN alleging damage to glaciers in the Pascua-Lama project area (see “Legal Matters – Legal Proceedings – Pascua-Lama – Environmental Damage Claim”).

CMN initiated a review of the baseline water quality of the Río Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review is to establish whether the water quality baseline has changed since the project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. Such actions could include changes to the manner in which the water quality of the Río Estrecho is measured as well as potentially significant modifications to the project’s environmental monitoring and water management systems, as determined by the relevant Chilean environmental authorities. CMN has requested that certain aspects of its environmental approval relating to water quality be held in abeyance while this review is ongoing. This request remains under consideration by Chile’s environmental authorities. Barrick currently expects the baseline water quality review to be completed by the end of 2014, subject to any changes to the existing scope of the review and the outcome of the challenge to the SMA Resolution referenced above.

In Argentina, the process plant will utilize sodium cyanide to recover gold and silver from the ore. The process plant and tailings storage facility have been designed to prevent process solutions from being released to surface water or groundwater. These facilities will be lined and will include seepage detection and collection systems. The facilities will also include treatment through a cyanide destruction circuit. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code are being implemented for the project.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Pascua-Lama has not impacted glaciers or peri-glaciers. See “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation.”

At December 31, 2013, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting was approximately $103.7 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

As of December 31, 2013, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,222 reverse circulation holes, 300 diamond drill core holes, 282 underground diamond drill core holes, 1,785 underground channel samples, 577 surface channel samples, 204 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 330,971 meters of reverse circulation holes, 82,288 meters of diamond drill holes, 66,980 meters of underground diamond drill holes, 16,496 meters of underground channel samples and 16,254 meters of channel samples. The drill hole spacing is variable, approximately 30 to 50 meters in the Esperanza area and 50 to 80 meters in the Pascua area. No exploration drilling is currently planned for 2014.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Pascua-Lama. All drill hole collar, survey and assay information used in modeling and resource estimation are externally and internally verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by independent laboratories in Santiago, Chile. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% Boca Mina for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.433% to 9.555% and a 1.91% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina, not currently included in the mine plan. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Export of gold doré from Barrick’s Veladero mine is currently subject to this duty. Should such export duty continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duty.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% applies to both the initial conversion of foreign currency revenues into pesos and the subsequent conversion of pesos to foreign currencies.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Argentine side of the Pascua-Lama project as a result of an existing tax stability arrangement.

The diagram on the following page sets out the proposed design and layout of the Pascua-Lama mine.

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2013, Barrick spent a total of $282 million on its exploration and evaluation activities (2012 – $585 million), comprised of $253 million of exploration expenditures ($179 million expensed; $74 million capitalized) and $29 million of expensed evaluation expenditures. Of the total $253 million spent on exploration in 2013, approximately $99 million was spent in North America, approximately $43 million was spent in South America, approximately $55 million was spent in Australia Pacific, approximately $16 million was spent by ABG and approximately $40 million was spent by the global copper business. The $29 million in expensed evaluation expenditures in 2013 consisted of costs incurred to determine the economic potential of mineral deposits and mine development costs.

Barrick’s exploration strategy is aligned with the Company’s disciplined capital allocation framework with a balanced approach to increasing profitable production through acquisitions, project development and finding deposits through exploration. This strategy focuses on: finding new discoveries; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective trends and a disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are accomplished. The Company has maintained a strong commitment to exploration, by providing consistent funding through the years and recognising the value to the company through exploration and evaluations success. In addition, Barrick’s exploration team is integrated and aligned with the evaluations and corporate development teams to identify the best assets with early opportunity and upside potential.

In 2014, Barrick expects to spend a total of $200 to $240 million on exploration, of which approximately 15% will be capitalized. The budget supports a strong pipeline of projects and is weighted towards near-term resource additions and conversion at Barrick’s existing mines, while still providing support for earlier-stage exploration in Barrick’s operating districts. A smaller percentage of the budget is directed at emerging areas in order to generate quality projects for future years. North America remains a key priority in 2014 with approximately 50% of the total exploration budget allocated to Nevada, the majority of which is targeted for the Goldrush project. In 2014, Barrick expects to expense approximately $37 million for its share of evaluation expenditures. In 2014, Barrick’s expected evaluation expenses are primarily attributable to the Goldrush prefeasibility study, which accounts for approximately 57% of the 2014 budget. Evaluation expenses also include mine site expansion projects including projects at Zaldívar and Cortez and costs from projects for which Barrick uses the equity accounting method, including Kabanga (see “– Goldrush” and “– Projects – Kabanga” below).

Goldrush

In Nevada, drilling in 2013 upgraded the resource base at Goldrush which is located six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine on Barrick’s 100% owned Cortez property. The updated measured and indicated resource of 10.0 million ounces as of year-end 2013 represents more than a 600 percent increase from 2011, when Barrick first announced significant gold discoveries in this area. Additionally, there are 5.6 million ounces in the inferred category. The footprint of the deposit has more than doubled since 2011 to greater than seven kilometers, and the system still remains open in multiple directions. The Goldrush project is advancing through prefeasibility, and a number of development options are being considered, including open pit mining, underground mining, or a combination of both. Drilling is currently focused on establishing confidence in the continuity of high grade portions of the deposit in support of the underground development option. These trade-off studies will provide a better understanding of the potential of this asset and the economic drivers for its development. The prefeasibility study is expected to be completed by mid-2015.

Projects

In 2014, Barrick expects its share of project capital expenditures to be in the range of $100 to $125 million (2013: $2.1 billion). The expected decrease primarily relates to the Company’s decision to temporarily suspend construction activities at Pascua-Lama in the fourth quarter of 2013. The Pascua-Lama project is described in further detail above in the Material Properties section (see “Material Properties – Pascua-Lama Project”). Barrick’s other projects, which are at various stages of development, are described below.

Jabal Sayid

Jabal Sayid is an advanced copper project in Saudi Arabia located about 350 km northeast of the Red Sea port of Jeddah and 120 km southeast of Medina. The property was acquired by Barrick as part of the Equinox transaction in 2011. Construction of the processing infrastructure was completed in the third quarter of 2012, but commissioning was delayed when the Company received notification from the High Commission for Industrial Security (“HCIS”) that the mine site was not in compliance with HCIS’s safety and security standards. Following receipt of the notification, all explosives were removed from the site and a dedicated team has been working to achieve full compliance with these standards. In 2013, Barrick invested $45 million in the HCIS compliance project, which includes the installation of safety and security infrastructure. While this work is progressing, the number of employees at site has been reduced to minimize costs until approval to commence operations is received. Management used the opportunity to study alternate hauling and hoisting options from the underground mine with the goal of improving life-of-mine cash flow when it comes into production.

Once Jabal Sayid enters production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound in its first full five years of operation. The foregoing estimates are based on 2014 copper and gold price assumptions of $3.25 per pound and $1,300 per ounce, respectively, without escalation for future inflation.

Since the Company acquired its interest in the Jabal Sayid project, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged non-compliances with the mining investment law and the mining license and, in January 2013, required related companies to cease exploration activities, citing non-compliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and expressed its desire to fully satisfy any related requirements of the DMMR. Other regulatory agencies may decline to issue or renew licenses as a result of the position being taken by the DMMR. The Company is progressing discussions with the DMMR and is also evaluating whether to further curtail or suspend activities on site until a resolution is achieved, as well as other strategic alternatives. See “Legal Matters – Government Controls and Regulations.”

Cerro Casale and Donlin Gold

Cerro Casale and Donlin Gold (both described in further detail below) contain large, long life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the Company. Barrick will maintain and enhance the option value of these projects by advancing permitting activities at reasonable costs which, in the case of Donlin Gold, will take a number of years. During this time, Barrick will monitor the attractiveness of these projects and evaluate alternatives to improve their economics. This will provide the Company with the option to make construction decisions in the future should investment conditions warrant. Currently, however, Cerro Casale and Donlin Gold do not meet Barrick’s investment criteria, and under the Company’s disciplined capital allocation framework, Barrick would not make a decision to construct either project at this time.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. Barrick has a 75% interest in the project and obtained control over the project following its March 2010 acquisition of a 25% interest from Kinross. Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of northern Chile. The Company is continuing to evaluate options to improve the project’s economics and to reduce the project’s initial capital outlay and risks. Project options being evaluated include staged project construction and alternate processes, as well as outsourcing alternatives. The evaluation of further district opportunities will be assessed based on the results of exploration work on satellite ore bodies that could potentially be included in the project plan, and pursuing synergies related to district infrastructure requirements. Preliminary exploration of the satellite ore bodies was initiated in 2013 and is continuing in 2014 on a slower 24-month schedule. Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper.

The Donlin Gold project is a large refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD Resources Inc. to form a jointly owned limited liability company, Donlin Creek LLC (now, Donlin Gold LLC), on a 50/50 basis to advance the project. In 2013, the National Environmental Policy Act permitting process continued, with the Army Corps of Engineers as the lead agency. The public scoping process was completed during the year, and the project is analyzing alternatives and determining whether additional information may be required to evaluate the proposed project. A preliminary draft environmental impact statement (“EIS”) is expected to be completed in late 2014, with a draft EIS expected to follow in 2015. In 2014, the majority of the expenditures will be focused on advancing the state and federal permitting requirements for the project.

Kabanga

Barrick is party to a joint-venture agreement with Glencore Canada Corporation (“Glencore,” formerly Xstrata Canada Corporation) with respect to the Kabanga nickel deposit and related mineral licenses in Tanzania. During 2008, Glencore earned its 50% interest in the project under the earn-in agreement and is currently the operator of the project. Expenditures are funded equally by Glencore and Barrick. On September 7, 2013, the EIS for the project was approved and an environmental certificate was issued. Negotiations with the government of Tanzania on the terms of the Mineral Development Agreement were held throughout 2013 but not concluded. At this time, development of the project is not economically justifiable due to low nickel prices, fiscal uncertainty, and the lack of adequate infrastructure. A resettlement entitlement framework and resettlement action plan were finalized in mid-2013 in preparation for when the nickel market and country conditions may allow the project to be developed.

During 2013, nine new prospecting licenses were issued, five mineral properties were relinquished, and one application for a prospecting license was outstanding as at year end. Two-year extensions were granted for three prospecting licenses. An application for an extension to the existing retention license was lodged with the Ministry of Energy and Minerals in the first quarter of 2014. Four exploration drill hole are planned in 2014 to test new potential nickel targets located on the Kabanga land tenure.

Kabanga has a total estimated measured and indicated resource of 37.2 million tonnes grading 2.63% nickel and an inferred resource of 21 million tonnes grading 2.6% nickel. As studied under the draft feasibility study, the project is designed such that the operation may be capable of producing more than 40,000 tonnes per year of nickel-in-concentrate at full production.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis, in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. Starting in 2010, Barrick began submitting closure sites and certain project sites to environmental reviews. During 2013, environmental reviews were conducted at one such closure property and several exploration projects in Nevada. Barrick has identified certain of its closure and project sites that will be reviewed in 2014. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. Barrick has also developed and is continuing to develop specific performance standards relating to environmental matters. Barrick’s Global Water Conservation Standard, completed in 2008, is being implemented as a company-wide priority. As of March 21, 2014, 14 of Barrick’s 19 operating mines are zero water discharge operations. Barrick has developed expertise in using saline water, maximizing availability of fresh water for other community users. In 2014, Barrick will continue to participate in the Carbon Disclosure Project’s Water Disclosure program to contribute to greater understanding of global industrial water use.

In 2009, Barrick finalized three additional standards: a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard. Barrick expects to implement a revised version of the Biodiversity Standard across all of the Company’s sites in 2015, following the conclusion of pilot programs and training. All of Barrick’s operating mines have implemented the Mine Closure Standard and the Incident Reporting Standard. A Tailings Management Standard was finalized in August 2012 and implemented across the applicable operating sites during 2013.

Also in 2009, Barrick completed a risk assessment to identify and address the business risks associated with climate change, while continuing to improve overall energy efficiency of its operations. In 2010, Barrick adopted a Global Climate Change Standard. The Global Climate Change Standard has been implemented at all of Barrick’s operating sites since 2010.

In certain respects, the standards developed by the Company exceed regulatory requirements and represent industry best practices. To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System (“EMS”) in 2005 that was updated in 2008 to align with international standards. At year-end 2013, the EMS had been implemented at all of the Company’s sites. The EMS also provides the threshold for an operation to move toward ISO 14001 certification. All of Barrick’s operating mines had achieved ISO 14001 certification by year-end 2013 except the Pueblo Viejo and Lumwana mines, which are developing and implementing environmental systems that align with the standard. All Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

In May 2013, Compañía Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received the SMA Resolution from the Chilean environmental regulator that requires the company to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The SMA Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system. CMN paid the administrative fine in May 2013. In June 2013, a group of local farmers and indigenous communities challenged the SMA Resolution in the Chilean Environmental Court. On March 3, 2014, the Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA could include more severe sanctions against CMN such as an increase in the amount of the fine above the approximately $16 million paid by Barrick in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On March 20, 2014, CMN filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter. The SMA has not filed a challenge to the Environmental Court decision. For more information about this matter, see “Material Properties – Pascua-Lama Project” and “ – Legal Proceedings – Pascua-Lama – Challenge to SMA Regulatory Sanction” in “Legal Matters.”

Production at Barrick’s Veladero mine in Argentina has been impacted by a build-up of ounces on the leach pad due to restrictions that affect the amount of solution that can be applied to the mine’s heap leaching process. The Company is in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements. Barrick expects to receive the requested permit amendments pursuant to these discussions. However, failure to obtain the permit amendments in a timely manner would have an increasing impact on the Company’s 2014 production at Veladero and potentially on the relationship with the San Juan provincial mining authority IPEEM under the Exploitation Contract governing Barrick’s right to operate the Veladero mine. In March 2013, the Ministry of Mines in the Province of San Juan initiated an administrative sanction process against Veladero due to the non-compliances at the leach pad. The process resulted in an approximately $1.2 million fine, which Veladero paid on March 6, 2014. For more information about this matter, see “Material Properties – Veladero Mine.”

In January 2013, Barrick entered into a settlement agreement with the United States Environmental Protection Agency (“EPA”) resolving a dispute regarding EPA’s Toxics Release Inventory (“TRI”) program. The TRI program requires annual reports regarding the use and management of certain listed chemicals. After an audit of TRI reports submitted by the Cortez property, EPA alleged a number of violations, the majority of which related to the methods used to estimate and report the amounts of minerals that change to a new chemical form during the gold milling process. EPA argued that Barrick’s method underestimated the amount of metal compounds that undergo chemical changes. Although Barrick disagreed with EPA’s position, the Company paid a cash penalty of $278,000 in February 2013 in order to resolve the issue. As part of the settlement, Barrick also agreed to fund a Supplemental Environmental Project (“SEP”) that will provide more detailed analytical information about chemical changes, if any, in each step of the milling process. In addition, EPA and Barrick agreed that Barrick would provide third-party audits for Barrick’s U.S.-based facilities using an agreed protocol and then revise prior reports to the extent necessary. Several of these audits were completed in 2013, with audits of Goldstrike and Cortez scheduled for completion in 2014. To the extent the audit discovers any errors or if reported amounts are revised upward by the agreed protocol, Barrick may modify its previously submitted TRI reports and may pay additional penalties, up to a negotiated maximum of $250,000.

On June 22, 2011, approximately 3,200 pounds of anhydrous ammonia was released from emission control equipment on the Goldstrike Mine autoclaves due to a malfunction that occurred during system commissioning. The area was evacuated and the Mine Safety and Health Administration (“MSHA”) and the National Response Center (“NRC”) were notified of the release. EPA subsequently issued a notification of potential enforcement action based on the ammonia release, alleging violations of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for failing to notify the NRC of the release immediately and of the Clean Air Act for operational errors and design issues that potentially contributed to the release. After several rounds of negotiation with EPA, Barrick settled all alleged CERCLA and Clean Air Act violations with a total payment of $103,680 ($2,880 for CERCLA and $100,800 for Clean Air Act) through administrative settlements that EPA filed on February 7, 2014.

As part of Barrick’s goal to minimize the environmental and social impacts of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2(U) and 26 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property. The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either netted or other procedures are implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that use cyanide must receive a third party certification inspection. Barrick has listed all 17 of its mines that use cyanide for Code certification. As of March 21, 2014, Barrick had achieved certification or re-certification of 15 of those mines. The Buzwagi mine is expected to be certified during the second quarter of 2014, and the Pueblo Viejo mine is expected to be certified during the fourth quarter of 2014.

Certain of the Company’s operations produce mercury as a byproduct of ore processed at those sites. The mercury is captured at each of these sites by air quality control devices. The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a byproduct. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Site specific mercury storage and disposal procedures currently include shipment for stabilization and disposal in underground mines, on-site storage in some locations and commercial storage of elemental mercury. Barrick is in the permitting stage of a project to build a facility to treat and store elemental mercury in the United States.

ENTERPRISE RISK MANAGEMENT

Risk is an inherent component of Barrick’s business. Therefore, effective enterprise risk management (“ERM”) is required to support the Company’s vision and the successful delivery of strategic objectives. Barrick’s ERM model is focused on top-level business risks and provides a framework to:

•	Identify, assess and communicate inherent and residual risk across the business using a regular reporting process and standardized risk ranking methodology;

•	Embed ERM responsibilities into the operating model at the corporate functional and operating unit levels, as appropriate;

•	Integrate risk responses into strategic priorities and annual business plans based on Company risk appetite; and

•	Provide assurance to Barrick’s senior leadership team and relevant Committees of the Board of Directors on the effectiveness of the design and operation of control activities, including established programs and remedial action items.

Barrick’s business is subject to risks in financial, regulatory, strategic and operational areas. In managing risk, management focuses on the risk factors that impact the Company’s ability to operate in a safe, profitable and responsible manner, including:

Financial and regulatory risk factors:

•	Fluctuations in the spot and forward prices of gold, copper and silver;

•	The impact of global financial conditions such as inflation, economic growth, fluctuations in currency markets and changes in U.S. dollar interest rates;

•	Our liquidity profile, level of indebtedness and credit ratings;

•	Changes in governments or the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may carry on business in the future;

•	Changing or increasing regulatory requirements, including increasing royalties and taxes, and our ability to obtain and to maintain compliance with permits and licenses necessary to operate in our industry;

•	Our ability to maintain appropriate internal control over financial reporting and disclosure;

•	Our ability to maintain compliance with anti-corruption standards;

•	Our reliance on models and plans that are based on estimates, including mineral reserves and resources; and

•	The organization of our African gold operations and properties under a separately listed company.

Strategic and operating risk factors:

•	Diminishing quantities or declining grades of reserves and our ability to replace mineral reserves and resources through discovery or acquisition;

•	Our ability to integrate acquisitions or complete divestitures;

•	Our ability to operate within joint ventures;

•	Our ability to compete for mining properties, to obtain and maintain valid title and to obtain and maintain access to required land, water and power infrastructure;

•	Our ability to execute development and capital projects, including managing scope, costs and timelines associated with construction, to successfully deliver expected operating and financial performance;

•	Availability and increased cost of mining inputs, critical parts and equipment, and certain commodities, including fuel and electricity;

•	Sequencing or processing challenges resulting in lower than expected recovery rates;

•	Technical complexity in connection with mining or expansion activities;

•	Unusual or unexpected ore body formations, ore dilution, varying metallurgical and other ore characteristics;

•	Business interruption or loss due to acts of terrorism, intrusion, sabotage, work stoppage and civil disturbances;

•	Loss due to theft of gold bullion, copper cathode or gold/copper concentrate;

•	Permit or regulatory breaches resulting in fines, temporary shut-down or suspension of operations, or litigation;

•	Our ability to manage security and human rights matters;

•	Relationships with the communities in which we operate;

•	Employee and labour relations; and

•	Availability and increased costs associated with labor.

In addition, there are hazards associated with the business of mineral exploration, development and mining, including environmental incidents, industrial accidents, and natural phenomena such as inclement weather conditions, flooding and earthquakes or cave-ins (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) that could result in unexpected negative impacts to future cash flows.

The Company describes its approach to managing its top-level strategic, regulatory and operating risks and hazards in this Annual Information Form. Financial risk management is discussed below in “ – Financial Risk Management.” For a discussion of the material risks particularly relevant to investors, see “Risk Factors”. In 2014, Barrick will continue to align its ERM programs to the new operating model as described in “Narrative Description of the Business – Operating Units” above, including ongoing training relevant to ERM tools and procedures.

Financial Risk Management

The Company has mining operations in ten principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices, the price of certain other metals, currencies, interest rates and other commodity prices. This financial market exposure is monitored and managed by the Company as an integral part of its treasury programs. The Company’s treasury programs focus on the unpredictability of commodity prices, currencies and interest rates and use financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in the financial markets. Specifically, Barrick continues to enter into financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see page 51 of the MD&A, Note 24 to the Consolidated Financial Statements and “Risk Factors.”

Gold Sales

In 2013, Barrick’s entire gold production was delivered into the spot market. The Company realized an average price of $1,407 per ounce compared with the average London P.M. Fix for the year of $1,411 per ounce. In 2012, the Company realized an average gold price of $1,669 per ounce compared with the average London P.M. Fix for the year of $1,669 per ounce. The Company enters into derivative contracts, primarily purchased and written contracts, with the primary objective of increasing reported gold and copper revenue (see Note 24C “Derivative Instruments” to the Consolidated Financial Statements for further information).

Copper Sales

Barrick has put in place floor protection using put options on approximately half of its expected copper production for 2014 at an average floor price of $3.00 per pound and has sold an equal amount of call options at an average cap price of $3.75 per pound. Barrick’s realized price on its entire copper production is expected to be reduced by approximately $0.02 per pound in 2014 as a result of the net premium paid on option hedging strategies (see “Non-GAAP Financial Measures – Realized Prices”).

The Company realized an average price of $3.39 per pound in 2013 compared with the average London Metal Exchange price for the year of $3.32 per pound, as a result of the impact of hedging strategies, quotational period pricing and timing of sales. In 2012, the Company realized an average copper price of $3.57 per pound compared with the average LME price for the year of $3.61 per pound.

Silver Sales

Barrick currently produces silver as a by-product at certain of its operating mines. In September 2009, Barrick entered into a transaction with Silver Wheaton for the sale of an amount of silver equivalent to the amount of silver produced from the Lagunas Norte, Pierina and Veladero mines in South America until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama (see “Material Properties – Pascua-Lama Project”).

During 2013, Barrick closed out the Company’s silver hedge book, which had consisted of 65 million ounces of option collars from 2013 to 2018, for net proceeds of $190 million.

Currency, Interest Rate and Other Commodity Hedge Programs

Barrick’s currency hedge position has provided benefits in the form of hedge gains recorded within its operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2013 - $268 million; 2012 - $336 million; and 2011 - $344 million. Barrick also recorded hedge gains as an offset to corporate administration costs as follows: 2013 - $11 million; 2012 - $20 million; and $2011 – $24 million. For 2014 forward, Barrick’s average hedge rates vary depending on when the contracts were put in place. As of December 31, 2013, Barrick has hedged A$183 million, C$295 million and CLP82 billion for expected Australian, Canadian and Chilean operating costs in 2014 including sustaining and eligible project capital expenditures and Canadian corporate administrative costs at average rates of A$0.94, C$1.00 and CLP500, respectively. These positions include $295 million of Canadian dollar collar contracts with an average range of C$1.00 to C$1.12 and CLP82 billion of Chilean peso collar contracts with an average range of CLP500 to CLP580. Based on the fair value of hedge contracts at December 31, 2013, Barrick expects to record gains of approximately $105 million against cost of sales in 2014, primarily related to previously unwound Australian dollar hedges. Beyond 2014, Barrick has hedge protection in place for A$455 million at an average rate of A$0.93, C$120 million at an average rate of $1.02 and about CLP78 billion at an average rate of CLP513 between 2015 and 2016. These positions include C$120 million of Canadian dollar collar contracts with an average range of C$1.02 to C$1.15 and CLP78 billion of Chilean peso collar contracts with an average range of CLP513 to CLP594.

As of December 31, 2013, Barrick had forward contracts in place totaling approximately 7.6 million barrels of oil over the next five years. In 2013, Barrick recorded hedge gains in earnings of approximately $9 million on its fuel hedge positions (2012: $24 million gain; 2011: $48 million gain). Based on the fair value of hedge contracts at December 31, 2013, Barrick expects to realize hedge losses of approximately $4 million in 2014 from its financial fuel contracts.

Debt and Credit Ratings

For a discussion related to the management of the Company’s capital structure, see “Risk Factors – Global financial conditions” and “Risk Factors – Liquidity and level of indebtedness.”

Oversight over Financial Risk Management Activities

The Company’s financial risk management activities are subject to the direction and monitoring of the Finance Committee of the Board of Directors as part of that Committee’s oversight of the Company’s financial structure and investment activities. The Finance Committee, which is comprised of three members of the Company’s Board of Directors, reports to the Board of Directors on the scope of the Company’s treasury programs and other activities. The Finance Committee approves corporate policy that defines the Company’s risk management objectives and philosophy relating to financial risk management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of market risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s ERM strategies.

Responsibility for the implementation of hedging and financial risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge positions, detailing the size of the positions by contract type, diversification of the position among counterparties, each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and market risk management position at each of their regularly scheduled meetings.

Barrick maintains segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the Company’s treasury reporting group regularly monitors gold sales and hedging transactions entered into by the Company. Confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are reviewed on a daily basis.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

For a discussion related to the management of the Company’s internal control over financial reporting and disclosure controls and procedures, see “Internal Control over Financial Reporting and Disclosure Controls and Procedures.”

Oversight over the Control Environment and Enterprise Risk Management

The Board exercises oversight of the Company’s internal control environment, including assurance activities designed to provide comfort on the effectiveness of internal controls, principally through the Audit Committee, which is composed entirely of independent directors. Through the Audit Committee, the Board receives regular reports on top-level risks to Barrick’s business and monitors the Company’s ERM processes and related assurance activities. The Audit Committee reviews regular reports from the heads of the Company’s governance and enterprise risk and internal audit groups, as well as from the Company’s independent auditor to assess the adequacy and effectiveness of Barrick’s internal control over financial reporting and disclosure controls and procedures and other controls considered critical to the management of enterprise level risks. Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting.

The Audit Committee is also responsible for the approval of the Company’s consolidated financial statements and other external reporting and audit requirements. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environment, safety and health, corporate social responsibility, security and human rights performance.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to mining laws are frequently proposed in the U.S. Congress.

In 2015, the United States Fish and Wildlife Service (the “Service”) is expected to issue a final decision regarding the status of the greater sage grouse under the U.S. Endangered Species Act. The Service is obligated to make this decision pursuant to a 2011 settlement between the Service and several conservation advocacy groups. The greater sage grouse has a very wide range and is found across much of the western United States. Inclusion of the greater sage grouse on the endangered species list could negatively impact the Company’s ability to develop and operate mines in northern Nevada, particularly the Company’s mining claims located on federal lands. Even if the sage grouse is not ultimately listed, federal land management agencies are likely to impose additional restrictions and mitigation obligations on development activities occurring on public land.

In November 2009, a lawsuit was filed by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on millsite claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could also result in changes in the mining law.

On February 27, 2013, President Medina of the Dominican Republic, in his first Independence Day speech to the National Assembly, announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless PVDC would promptly agree to the government’s demands to increase the benefits to the government under the SLA at Barrick’s Pueblo Viejo mine. Certain members of the Dominican Congress, including the President of the House of Deputies, had expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the Pueblo Viejo mine. The Company, while fully reserving its rights under the SLA, which cannot be unilaterally altered, engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. In May 2013, the Dominican government and PVDC entered into a non-binding memorandum of understanding to amend the terms of the SLA. The second amendment to the SLA was finalized in the third quarter of 2013 and became effective on October 5, 2013, and will result in additional and accelerated tax revenues to the government of the Dominican Republic. See “Material Properties – Pueblo Viejo Mine.”

In October 2010, the Chilean government enacted legislation for a specific mining tax. Under this mining tax, for new projects the applicable rates would change from 5% of operating margin after depreciation to a range of 5% - 14% based on the level of operating margin. For those companies that had been operating under a stabilized regime, the law contemplated an option to voluntarily apply a rate of 4% - 9% for 2010-2012, and then return to the stabilized rate of 4% when the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% - 14% for an additional six years. In January 2011, Barrick voluntarily adopted this specific mining tax with respect to its Zaldívar mine in Chile.

In December 2013, the Peruvian government established two different contributions to be paid by mining companies to the regulatory agencies in charge of supervising mining, energy and environmental activities (the Organismo Supervisor de la Inversión en Energía y Minería, or “OSINERGMIN” and the Organismo de Evaluación y Fiscalización Ambiental, or “OEFA”). The contributions are calculated on the basis of monthly sales at rates of 0.21% for OSINERGMIN and 0.15% for OEFA. For 2014, Barrick expects to pay a total of approximately $2.9 million in contributions under the new law from operations at its Lagunas Norte property.

In October 2011, the Peruvian government enacted a voluntary Special Mining Contribution (SMC) payable by mining companies that have entered into legal stability agreements in Peru. On October 20, 2011, Barrick signed an agreement with the Peruvian government by which it voluntarily committed to pay the SMC on a quarterly basis for the term of its legal stability agreement for the Lagunas Norte property. The SMC is assessed on a sliding scale ranging from 4% to 13.12% based on operating income margin.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is currently evaluating a possible judicial or administrative challenge to the new law.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Veladero mine or the Argentine side of the Pascua-Lama project as a result of existing tax stability arrangements at those properties.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% applies to both the initial conversion of foreign currency revenues into pesos and the subsequent conversion of pesos to foreign currencies.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s and Pascua-Lama’s operations, such as maintenance and new construction, that are dependent on imported goods. Barrick’s activities were not impacted by these measures in 2013. The Company will continue to evaluate the impact of these measures in 2014.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted at the federal level in Argentina, coming in force in early November 2010. The federal law bans all new mining exploration and exploitation activities on glaciers and in the “peri-glacial”

environment, and subjects ongoing mining activities to an environmental audit. If significant impacts on glaciers and peri-glacial environment are verified by said audit, the authority is empowered to take action, including the suspension or relocation of the activity. In late January 2013, the Province of San Juan, where Barrick’s operations are located in Argentina, announced that it had completed the required environmental audit, which concluded that Barrick’s activities do not impact glaciers or periglaciers. Barrick believes it is legally entitled to continue its current activities on the basis of existing approvals. The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Justice of Argentina, which has not yet ruled on the issue (see “ – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation”).

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Export of gold doré from Barrick’s Veladero Mine is currently subject to this duty. It is possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures. Should export duties continue to be in place when the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

In 2012, the Western Australian Government announced a review of existing royalty rates. A report and recommendation will be provided to the Western Australia Government by the end of 2014 and any changes to existing royalty rates are expected to take effect as of July 1, 2015. Barrick currently expects the maximum increase in royalty to be equivalent to a 1% loss in revenue from its Kalgoorlie mine if the new royalty rate goes into effect.

In November 2011, the Australian government enacted a price on carbon emissions with a commencement date of July 1, 2012. The carbon price will be fixed in the first three years, starting at A$23 per tonne of carbon dioxide equivalent and increasing by 5% per annum until June 30, 2015. The carbon tax is designed to apply to the top 500 high-emitting companies in Australia. However, a change in the Australian government occurred in September 2013. The newly elected government pledged to repeal the carbon price and has submitted a bill to repeal the legislation. The bill passed the House of Representatives in November 2013 and is currently before the Senate. Any repeal is likely to take effect as of July 1, 2014. If it is not repealed, Barrick expects the impact of complying with the legislation to be an increase in adjusted operating costs of approximately $2 per ounce on a consolidated basis and approximately $13 per ounce for the Australia Pacific operating unit on an annualized basis.

The Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases effective April 29, 2010 (the “Environmental Rules”). Rule 7 of the Environmental Rules purports to create a new special civil action or remedy called a “Writ of Kalikasan.” The Environmental Rules provide that such a writ is available to a natural or juridical person, on behalf of persons “whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation by an unlawful act or omission of a public official or employee, or private individual or entity, involving environmental damage of such magnitude as to prejudice the life, health or property of inhabitants in two or more cities or provinces.” The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. The Environmental Rules provide for a significantly compressed procedural timeframe for such proceedings and, amongst other things, require: (i) the petitioners to file all of their evidence at the time they commence the proceeding and file their Petition for a Writ; and (ii) the respondents to file a responding pleading and their evidence within ten (10) days of being served with the Writ. The Rules also contemplate a speedy hearing and determination on the merits. Barrick does not operate in the Philippines but is a party to various legal proceedings in that country that relate to Placer Dome’s former interest in the Marcopper mine (see “ – Legal Proceedings – Writ of Kalikasan”).

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources, which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. In December 2012, DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged non-compliances with the mining investment law and the mining license and, in January 2013, required related companies to cease exploration activities, citing non-compliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and expressed its desire to fully satisfy any related requirements of the DMMR. Other regulatory agencies may decline to issue or renew licenses as a result of the position being taken by the DMMR. The Company is progressing discussions with the DMMR and is also evaluating whether to further curtail or suspend activities on site until a resolution is achieved, as well as other strategic alternatives. For more information regarding this matter, see “Exploration and Evaluations – Projects – Jabal Sayid.”

In December 2011, the Government of Zambia increased the mineral royalty from 3.0% to 6.0% effective April 1, 2012, following a previous royalty increase from 0.6% to 3.0% in April 2008. The 3.0% and 6.0% royalties contradict the Development Agreement entered into between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005, which provided a 10-year stability period for the key fiscal and taxation provisions related to the Lumwana mine, including a 0.6% mineral royalty. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the mineral royalty and other changes to the Zambian tax regime. In January 2012, the Government of Zambia announced its intention to further review the country’s mining legislation. No amendments have been proposed to date. For more information regarding this matter, see “Material Properties – Lumwana Mine.”

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment and Closure”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all current government controls and regulations at each of its material properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in a securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of Barrick between May 7, 2009, and November 1, 2013. The Complaint asserts claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project, the amount of time it would take before production commenced at the project, and the environmental risks of the project, as well as alleged internal control failures. The Complaint seeks an unspecified amount of damages.

The Complaint largely tracks the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

The Defendants’ motion to dismiss was filed on February 11, 2014, the opposition to the Defendants’ motion was filed on March 25, 2014, and Defendants’ reply brief is due on April 22, 2014. The Company intends to vigorously defend this matter.

Pascua-Lama – Constitutional Protection Action

On July 15, 2013, the Court of Appeals of Copiapo, Chile issued a decision on the constitutional protection action filed in September 2012, ruling that Compania Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, must complete the Pascua-Lama project’s water management system in compliance with the environmental permit to the satisfaction of the SMA before resuming construction activities in Chile. This ruling was confirmed by the Chilean Supreme Court on September 25, 2013.

In September 2013, a new constitutional protection action was filed against CMN alleging that the company is conducting activities at the project that are not authorized by the July 15, 2013 decision of the Court of Appeals of Copiapo or the May 2013 SMA Resolution (for more information about the SMA Resolution see “ – Pascua-Lama – Challenge to SMA Regulatory Sanction” below). The Court of Appeals of Antofagasta admitted the case for review but declined to issue the preliminary injunction requested by the plaintiff. The challenged activities included the project’s environmental monitoring as well as the operation and maintenance of facilities in connection with the completion of the project’s water management system. The plaintiff, a lawyer acting on her own behalf, alleged that these activities infringed her constitutional right to life and to live in an environment free of contamination. The relief sought in the action was the complete suspension of these activities and the adoption by the SMA of administrative measures to, among other things, inspect the works and commence sanction proceedings against CMN as appropriate. On October 22, 2013, the SMA informed the Court that CMN was authorized to perform all of the activities challenged by the plaintiff. On January 31, 2014, the plaintiff submitted a motion to withdraw her action against CMN. On the same date, the Court terminated the action and ordered the plaintiff to reimburse CMN for its costs in defending the matter. The Company intends to pursue the payment of those costs when they are determined by the Court.

Pascua-Lama – Challenge to SMA Regulatory Sanction

In May 2013, CMN received a Resolution from the SMA that requires the company to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The SMA Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the project’s

Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013 (see “Material Properties – Pascua-Lama Project”).

In June 2013, a group of local farmers and indigenous communities challenged the SMA Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the project’s environmental permit. The SMA presented its defense of the SMA Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and has vigorously defended the SMA Resolution. On March 3, 2014, the Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as an increase in the amount of the fine above the approximately $16 million paid by Barrick in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On March 20, 2014, CMN filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter. The SMA has not filed a challenge to the Environmental Court decision.

Pascua-Lama – Environmental Damage Claim

In June 2013, a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Pascua-Lama project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Project in Chile. CMN presented its defense on October 9, 2013. A settlement and evidentiary hearing took place on January 8, 2014. Having failed to reach a settlement during that hearing, the parties proceeded to present documentary evidence and witness testimony to the Environmental Court. Hearings resumed in February 2014 and are ongoing. Barrick intends to vigorously defend this matter.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue.

Marinduque Complaint

Placer Dome was named the sole defendant in a complaint (the “Complaint”) filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (the “Province”), with the District Court in Clark County, Nevada (the “Court”). The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously.

Perilla Complaint

In 2009, BGI and Placer Dome were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, BGI and Placer Dome filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. Barrick intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome and Barrick (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome and the Company, ordered Placer Dome and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. Barrick intends to continue to defend the action vigorously.

Cortez Hills Complaint

In November 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project, following which the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the project on various grounds.

In December 2009, on appeal from a decision denying certain of the plaintiffs’ claims, the United States Court of Appeals for the Ninth Circuit (the “Court of Appeals”) issued an opinion in which it held that the plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. In March 2011, the BLM issued its record of decision that approved the supplemental EIS. In January 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The plaintiffs have appealed this decision to the Court of Appeals, which held oral arguments in September 2013. A decision of the Court of Appeals is pending.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Gold price volatility remained high in 2013, with the price ranging from $1,181 per ounce to $1,696 per ounce. The average market price of gold in 2013 was $1,411 per ounce, a 15% decrease compared to the 2012 average. Based on current estimates of Barrick’s 2014 gold production and sales, a $50 per ounce increase or decrease in the market gold price will result in an approximately $305 to $315 million increase or decrease in the Company’s EBITDA. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2014 copper production and sales, a $0.25 per pound increase or decrease in the market copper price will result in an approximately $120 to $130 million increase or decrease in the Company’s EBITDA, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally nickel and silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Foreign investments and operations

Barrick conducts mining, development and exploration and other activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•	changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•	restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings; and

•	increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in the recent environment of higher metal prices and could continue to increase. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political, social and economic risk compared to some other countries in which Barrick operates. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Acts of sabotage could result in damage to production facilities and delays in or curtailments of production at Porgera.

A number of economic and social issues exist that increase Barrick’s political and economic risk. Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates. In Zambia, Barrick has continued workforce training and health programs at its Lumwana mine to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. In Tanzania, ABG has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu, North Mara and Buzwagi mines.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition. Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “ – Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to ensure the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Permits

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Failure to obtain and/or comply with required permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. Reserves calculated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption, as was the case with the calculation of Barrick’s reserves at year-end 2013 (see “ – Mineral reserves and resources”). However, this decline is not a reduction in the actual mineral base of the Company. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “– Global financial conditions” and “– Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. In fact, Barrick’s Pascua-Lama project has experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. In the fourth quarter of 2013, Barrick announced the temporary suspension of construction of the Pascua-Lama project. A decision to restart development of the project will depend on improved economics and reduced uncertainty related to legal and regulatory requirements (for more information regarding this matter, see “Material Properties – Pascua-Lama Project”). Although a cost estimate was finalized in the fourth quarter of 2012, such estimate is likely to change in the event that the project is restarted.

In addition to the suspension of the Pascua-Lama project, Barrick has announced that, in accordance with its disciplined capital allocation framework, in the current challenging environment it has no plans to build any other new mines. If Barrick declines to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2013, Barrick had cash and cash equivalents of approximately $2.4 billion and capital leases and total debt of approximately $13.1 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•	Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

At current market gold and copper prices, Barrick expects to generate negative free cash flow in 2014. This is primarily due to expected full year total capital expenditures of $2.40 to $2.70 billion. Barrick also anticipates total cash outflows for the Pascua-Lama project of approximately $700 million in 2014, including approximately $300 million in expenditures for the ramp-down, care and maintenance, environmental and social obligations and remaining capital expenditures, with the balance of the expected cash outflows reflecting the drawdown of amounts accrued for at the end of 2013 as a result of the temporary suspension of the project. As part of Barrick’s disciplined capital allocation strategy, the Company regularly evaluates its capital expenditures to make reductions where the risk-adjusted returns do not justify the investment. As of December 31, 2013, Barrick had approximately $300 million in debt maturing in the next two years and a total of approximately $1 billion due in the next four years. In the first quarter of 2013, the Company drew $2.0 billion on its $4.0 billion revolving credit facility, using the proceeds to repay $1.2 billion on its $1.45 billion credit facility, which expired in April 2013. In the second quarter of 2013, the Company issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the $4.0 billion revolving credit facility. In the fourth quarter of 2013, the Company issued new equity for net proceeds of $2.9 billion, using $2.6 billion of those proceeds to redeem and repurchase outstanding debt with near-term maturities. The net effect of these transactions was to repay all amounts outstanding under the Company’s credit facilities and significantly reduce other near term debt maturities. The $4.0 billion revolving credit facility was fully undrawn at year-end 2013. During the fourth quarter of 2013, the termination date of the $4.0 billion revolving credit facility was extended by one year such that the facility now expires in January 2019.

Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2014 through a combination of one or more of: borrowing under the Company’s $4.0 billion revolving credit facility (subject to compliance with covenants and making of certain representations and warranties); its future cash flow from operations; issuing additional equity or unsecured debt; and additional asset sales. The key financial covenant in Barrick’s $4.0 billion revolving credit facility requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.1 billion as of December 31, 2013). Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “ – Global financial conditions.” If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the member states of the European Union. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “ – Metal price volatility,” “ – Projects,” “ – Price volatility and availability of other commodities,” “ – Production and cost estimates” and “ – Availability and increased cost of critical parts, equipment and skilled labor.”

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies, the processing of new or different ore grades, the technical complexity or ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results.

Barrick’s reserves at year-end 2013 declined 26% compared to year-end 2012. Approximately 13% of this decrease was due to Barrick’s use of a gold price assumption of $1,100 per ounce for 2013 compared to $1,500 per ounce in 2012 (for a description of additional factors underlying the decrease in Barrick’s reserves at year-end 2013, see “Mineral Reserves and Mineral Resources”). Excluding ounces mined and processed in 2013 and divestitures, all of the ounces removed from Barrick’s reserves at year-end 2013 have been transferred to resources, preserving the option to access them in the future at higher gold prices.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Security and human rights

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism have caused disruptions at certain of Barrick’s operations, including the Porgera mine in Papua New Guinea, the Lagunas Norte and Pierina (now in closure) mines in Peru and the Pueblo Viejo mine in the Dominican Republic and certain of ABG’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or ABG will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or ABG’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Corporate Social Responsibility”). Barrick and ABG have implemented a number of significant measures and safeguards which are intended to ensure that their personnel understand and uphold these standards. The implementation of these measures will not guarantee that the Company’s or ABG’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company, ABG or their respective employees and/or financial damages or penalties.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera and at certain of Barrick’s and ABG’s operations. Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine and at certain of ABG’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s and ABG’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations; however, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, the Papua New Guinea kina, Tanzanian shilling and the Zambian kwacha. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. Assuming December 31, 2013 market exchange rate curves and year-end spot price levels of A$0.89 against the U.S. dollar and C$1.06 and CLP525 for the U.S. dollar against the Canadian dollar and Chilean peso, respectively, Barrick expects to record gains on its cost of sales of approximately $105 million in 2014 (about $17 per ounce on total forecasted 2014 production), primarily related to previously unwound Australian dollar hedges. These hedging activities do not cover all of Barrick’s future expected operating costs. There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ – Use of derivatives” and “Enterprise Risk Management - Financial Risk Management.”

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, the U.K. Bribery Act and anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.4 billion at December 31, 2013). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, including the fair value and ongoing payments under U.S. dollar interest-rate swaps; and to the interest payments on its variable-rate debt ($1.2 billion at December 31, 2013, which includes 100% of the variable-rate portion of non-recourse project financing facility for Pueblo Viejo drawn as of such date). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ – Use of derivatives” and “Enterprise Risk Management - Financial Risk Management.”

Use of derivatives

Barrick uses certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. See “ – Global financial conditions.”

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. In addition, recently many companies in the mining industry have seen significant downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick were to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short, medium and/or long term. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These events could arise out of the unionized workforce of Barrick’s project contractors. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties. In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Enterprise Risk Management - Financial Risk Management” and “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2013, the carrying value of Barrick’s goodwill on an IFRS basis was approximately $5.8 billion or 16% of Barrick’s total assets. Under IFRS, goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs that comprise an operating segment since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick would test for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures reflected in Barrick’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges is difficult to predict.

Holding of African Barrick Gold

On March 24, 2010, ABG began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick retained an equity interest of 73.9% in ABG. This holding was reduced to 63.9% following the partial divestment of shares completed on March 11, 2014. The board of directors and/or executive management team of ABG may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. In addition, the minority shareholders of ABG represent an important stakeholder group that is required to be considered in ABG’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by ABG could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company. In addition, holding a controlling equity interest in a London Stock Exchange-listed company such as ABG places certain practical and regulatory constraints on the manner in which Barrick could dispose of its interest in ABG, should it determine it wishes to do so.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2013, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2013 (IFRS), which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series (the “First Preferred Shares”) and an unlimited number of second preferred shares issuable in series (the “Second Preferred Shares”).

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the First Preferred Shares and Second Preferred Shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 21, 2014, there were 1,164,669,578 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of First Preferred Shares or Second Preferred Shares or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 21, 2014, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 21, 2014, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. All outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) were redeemed by Barrick on February 27, 2009. The Special Voting Share was redeemed and cancelled by Barrick in March 2009.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 21, 2014, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 21, 2014:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa2	BBB	BBB

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The 1 modifier indicates that the obligation ranks in the higher end of its generic rating category; the 2 modifier indicates a mid-range ranking; and the 3 modifier indicates that the obligation ranks in the lower end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. In April 2013, Moody’s lowered their rating on the Company’s senior unsecured debt from Baa1 to Baa2 and assigned a negative outlook, reflecting the challenges facing the Company in relation to the Pascua-Lama and Jabal Sayid projects, as well as forward-looking cash flow and leverage levels. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. In April 2013, S&P lowered their rating on the Company’s long-term corporate credit to BBB from BBB+ following Barrick’s announcement of its intention to issue long-term debt securities, an expected increase in leverage levels and a Chilean court preliminary injunction that stopped major construction activities on the Chilean side of the Pascua-Lama project. At that time, S&P also placed a negative rating outlook on the Company’s long-term corporate credit rating, noting that leverage could rise in the event of sustained operating margin contraction or large credit facility draw-downs. According to the S&P rating system, debt securities rated BBB are more subject to adverse economic conditions than obligations in higher-rated categories. However, the obligor is deemed to have adequate capacity to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low.” The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In August 2013, DBRS lowered their rating on the Company’s senior unsecured debt to BBB (high) from A (low) and assigned a negative trend, reflecting the high cost of copper operations, concern over the completion date of the Pascua-Lama project, a deterioration of credit metrics and the uncertainty of gold prices going forward. In March 2014, DBRS lowered their rating on the Company’s senior unsecured debt to BBB from BBB (high) and assigned a negative trend, reflecting deterioration in the Company’s financial metrics, ongoing challenges regarding indebtedness, uncertain gold and copper prices and the anticipated need to fund the completion of the Pascua-Lama project before its long-term benefit from production can be derived. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but of lesser credit quality than A. While BBB is a respectable rating, entities in this category are considered to be vulnerable to future events.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2013, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2013	(C$ per share)		(millions)	($ per share)		(millions)
January	35.50	31.76	56	36.07	31.81	52
February	33.38	30.76	50	33.36	30.15	59
March	31.42	29.08	61	30.46	28.31	62
April	29.89	17.98	135	29.39	17.51	182
May	22.38	18.97	97	21.69	18.47	124
June	22.33	15.41	96	21.67	14.67	120
July	18.68	14.22	91	18.15	13.43	130
August	22.29	16.19	86	21.20	15.54	118
September	20.83	17.98	81	20.38	17.39	100
October	21.55	17.75	74	20.62	17.13	92
November	19.26	16.79	107	18.46	15.90	130
December	18.78	16.33	64	17.65	15.27	97

ABG’s common shares are listed and posted for trading on the London Stock Exchange under the symbol ABG. The following table outlines the closing share price trading range and volume of shares traded by month in 2013, based on trading information provided by the LSE.

	London Stock Exchange
	Share Price Trading Range		Share Volume
	High	Low
2013	(UK£ per share)		(millions)
January	4.59	3.48	20.01
February	3.66	2.63	20.36
March	2.55	1.93	16.62
April	2.02	1.66	31.52
May	1.62	1.30	31.64
June	1.40	0.96	22.53
July	1.17	0.98	34.90
August	1.90	1.12	39.88
September	1.86	1.36	51.54
October	1.97	1.48	20.30
November	2.07	1.64	14.42
December	1.88	1.53	13.52

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2013.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On December 3, 2013, pursuant to a cash tender offer, approximately $136 million of the principal amount of the 5.75% notes due 2016 was repaid. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. Each of the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 3, 2013, pursuant to a cash tender offer, approximately $871 million of the principal amount of the Barrick 2016 Notes was repaid. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. The BNAF 2021 Notes and the BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CST Trust Company in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In 2011, Barrick paid a total cash dividend of $0.51 per common share – $0.12 in mid-March, $0.12 in mid-June, $0.12 in mid-September and $0.15 in mid-December. In 2012, Barrick paid a total cash dividend of $0.80 per common share – $0.20 in mid-March, $0.20 in mid-June, $0.20 in mid-September and $0.20 in mid-December, which represented a 33% increase from the previous quarterly dividend. This increase reflected Barrick’s ability to generate substantial cash flows from its operations in a high gold price environment. On August 1, 2013, Barrick announced that its Board of Directors reduced the quarterly dividend from $0.20 per common share to $0.05 per common share to improve the Company’s liquidity profile. The reduction in the quarterly dividend became effective starting with the dividend payable in mid-September 2013. In 2013, Barrick paid a total cash dividend of $0.50 per common share – $0.20 in mid-March, $0.20 in mid-June, $0.05 in mid-September and $0.05 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy quarterly based on, among other things, the Company’s current and projected liquidity profile.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 21, 2014, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 3,248,263 common shares representing approximately 0.28% of the outstanding common shares of Barrick.

Directors of the Company

In December 2013, Barrick announced that its founder and Chairman, Peter Munk, would retire as Chairman and step down from the Board of Directors at the Company’s upcoming annual and special meeting of shareholders to be held on April 30, 2014 (the “AGM”). The Board of Directors intends to appoint John Thornton, currently co-Chairman, to become Chairman following the AGM. In addition, Howard Beck and Brian Mulroney will not stand for re-election as directors at the AGM. Donald Carty and Robert Franklin, who joined Barrick’s Board of Directors following the acquisition of Placer Dome, resigned as directors of Barrick in December 2013. The Board of Directors has nominated four new independent directors to stand for election at the AGM: Ned Goodman, Nancy Lockhart, David Naylor and Ernie Thrasher.

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 21, 2014.

Name (age) and municipality of residence	Principal occupations during past 5 years
Howard L. Beck (81) Toronto, Ontario Canada

Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Barrick Board Details:

•       Director since July 14, 1984 (not standing for re-election at the AGM)

C. William D. Birchall (71) Toronto, Ontario Canada

Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the charitable William Birchall Foundation and a director of Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:

•       Vice Chairman since 2005 and Director since July 14, 1984

Gustavo Cisneros (68) Santo Domingo, Dominican Republic

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:

•       Director since September 9, 2003

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Brett Harvey (63) Canonsburg, Pennsylvania USA

Mr. Harvey is Chairman and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company. He is also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey serves on the board of a number of energy industry associations, including the coal industry advisory board of the International Energy Agency and the Leadership Council of the American Coalition for Clean Coal Electricity. Mr. Harvey is also on the board of directors of the Allegheny Conference on Community Development, is a member of the National Executive Board of the Boy Scouts of America, and is a director and past chairman of the Boy Scouts of America Laurel Highlands Counsel. He holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

•     Director since December 15, 2005

Dambisa Moyo (45) London, United Kingdom

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and a past director of Room to Read and the Lundin for Africa Foundation. Dr. Moyo is also a director of Barclays Bank PLC, SABMiller PLC and Lundin Petroleum AB. Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Barrick Board Details:

•     Director since April 27, 2011

The Right Honourable Brian Mulroney (75) Montreal, Quebec Canada

Mr. Mulroney assumed the role of Senior Advisor, Global Affairs of Barrick on January 1, 2012. Mr. Mulroney is also the Chairman of Barrick’s International Advisory Board and a Senior Partner of Norton Rose Canada LLP, a law firm. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP and a director of Quebecor Inc. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Barrick Board Details:

•     Director since November 8, 1993 (not standing for re-election at the AGM)

Name (age) and municipality of residence	Principal occupations during past 5 years
Anthony Munk (53) Toronto, Ontario Canada

Mr. Anthony Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013, he was a Managing Director of Onex Corporation. He is also a director of the Aurea Foundation. Mr. Munk is a director of JELD-WEN Holding, Inc. and was formerly a director of RSI Home Products Inc. and Chairman of the Board of Husky Injection Molding Systems Ltd., which are private companies. He is also a director of the public company, Cineplex Inc. Mr. Munk holds an undergraduate degree from Queen’s University.

Barrick Board Details:

•     Director since December 10, 1996

Peter Munk (86) Toronto, Ontario Canada

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. He is also the former Chairman of Trizec Properties, Inc., a real estate investment trust, and the former Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, the Queen Elizabeth II Diamond Jubilee Medal and several honorary degrees. Mr. Munk is a Companion of the Order of Canada.

Barrick Board Details:

•     Director since July 14, 1984 (not standing for re-election at the AGM)

Steven J. Shapiro (62) Houston, Texas USA

Mr. Shapiro is a corporate director. He was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro is also a director of Asia Resource Minerals plc and a former director of El Paso Corporation. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:

•     Director since September 1, 2004

Name (age) and municipality of residence	Principal occupations during past 5 years
Jamie C. Sokalsky (56) Toronto, Ontario Canada

Mr. Sokalsky was appointed President and Chief Executive Officer and a director of Barrick Gold Corporation on June 5, 2012. Prior to his appointment, Mr. Sokalsky was Executive Vice President and Chief Financial Officer of Barrick. He is a member of the International Council on Mining and Metals and a director of the World Gold Council. Mr. Sokalsky is a chartered accountant and holds an undergraduate degree in business from Lakehead University.

Barrick Board Details:

•     Director since June 5, 2012

John L. Thornton (60) Palm Beach, Florida USA

Mr. Thornton was appointed Co-Chairman of Barrick on June 5, 2012. Following the 2014 AGM, the Board intends to appoint Mr. Thornton as Chairman of Barrick. He is a Professor, Director of the Global Leadership Program, and Member of the Advisory Board at the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of the Goldman Sachs Group. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), China Securities Regulatory Commission (CSRC), The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton is also a director of Ford Motor Company and China Unicom (Hong Kong) Limited. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Barrick Board Details:

•     Director since February 15, 2012

Mr. Mulroney, a director of the Company, is a former director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

Mr. Shapiro, a director of the Company, is a director of Asia Resource Minerals plc (formerly Bumi plc). Trading on the London Stock Exchange of the voting ordinary shares of Asia Resource Minerals plc was suspended by the United Kingdom Financial Conduct Authority (the “FCA”) from April 22, 2013 to July 22, 2013. Asia Resource Minerals plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Asia Resource Minerals plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The significant differences between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies are summarized below:

•	As a result of the resignations of Donald Carty and Robert Franklin in December 2013, as a temporary matter, a majority of Barrick’s Board is not currently comprised of independent directors. With the election of the four first time director nominees at the AGM, the proportion of the Company’s independent directors would increase to two-thirds of the Board, thereby complying with the independence requirement prescribed by the NYSE Standards.

•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of H.L. Beck, G. Cisneros and D. Moyo.

Audit Committee

The Audit Committee is comprised of H.L. Beck, D. Moyo and S.J. Shapiro.

Compensation Committee

The Compensation Committee is comprised of G. Cisneros, J.B. Harvey and S.J. Shapiro.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of C.W.D. Birchall, D. Moyo and J.L. Thornton.

Finance Committee

The Finance Committee is comprised of H.L. Beck, C.W.D. Birchall, A. Munk and J. Sokalsky.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are G. Cisneros and B. Mulroney.

Executive Officers of the Company

In addition to Peter Munk, John L. Thornton, Jamie C. Sokalsky and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 21, 2014:

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Ammar Al-Joundi (49) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer; prior to July 10, 2012, Senior Vice President, Finance and Chief Financial Officer of Agnico-Eagle Mines Ltd.; prior to September 2010, Senior Vice President, Business Strategy and Capital Allocation of the Company.

Kelvin Dushnisky (50) Oakville, Ontario Canada	Senior Executive Vice President	Executive Vice President, Corporate and Legal Affairs; prior to June 2010, Executive Vice President, Corporate Affairs of the Company.

James Gowans (62) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer; prior to January 2014, Managing Director of Debswana Diamond Company; prior to 2011, Chief Operating Officer and Chief Technical Officer of De Beers S.A.; prior to 2010, President and Chief Executive Officer of De Beers Canada Ltd.

Robert Krcmarov (49) Toronto, Ontario Canada	Senior Vice President, Global Exploration	Senior Vice President, Global Exploration.

Richard McCreary (51) Toronto, Ontario Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development; prior to April 2011, Head of World Markets’ Global Mining at CIBC.

Ivan Mullany (51) Toronto, Ontario Canada	Senior Vice President, Capital Projects	Senior Vice President, Capital Projects; prior to August 2011, Senior Vice President, Operations of the Company; prior to February 2011, Vice President, Operations Support; prior to 2009, Senior Director, Metallurgy & Process.

Darian Rich (53) Toronto, Ontario Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources; prior to July 2013, Vice President, Human Resources; prior to February 2012, Vice President, Human Resources of Albemarle Corporation.

Sybil Veenman (50) Toronto, Ontario Canada	Senior Vice President and General Counsel	Senior Vice President and General Counsel; prior to July 2010, Senior Vice President, Assistant General Counsel and Secretary.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3. The Committee’s responsibilities shall include:

External Auditors

(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)	reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Risk Management

(s)	reviewing and discussing with management the Company’s process relating to enterprise risk management;

Internal Audit

(t)	reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(u)	approving in advance the retention and dismissal of the head of internal audit;

Other

(v)	meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(w)	reporting regularly to the Board;

(x)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(y)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

(1)	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

9. If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.

11. The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (H.L. Beck, D. Moyo and S.J. Shapiro). There were six meetings of the Audit Committee in 2013. All of the members of the Committee attended all of the meetings held in 2013 while they were members, with the exception of D. Moyo who did not attend one meeting.

Relevant Education and Experience

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit Committee, see “Directors and Officers of the Company – Directors of the Company.”

Howard L. Beck	Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He previously served as a member of Barrick’s Audit Committee from 1998 to 2006, and as the Chairman of the Audit Committee from 1998 to 2005. Mr. Beck was a member of the audit committees of Cineplex Galaxy Income Fund from 2003 to 2009 and Citibank Canada from 1985 to 2011.

Dambisa Moyo	Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University. Dr. Moyo brings extensive management experience to the Board as well as experience with internal controls and procedures for financial reporting.

Steven J. Shapiro	Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro was Chief Financial Officer of Burlington Resources, Inc. from 2000 to 2006 and Chief Financial Officer of Vastar Resources from 1994 to 2000. He has been a member of the audit committee of Asia Resource Minerals plc from 2002 and was a member of the Audit Committee of El Paso Corporation from 2006 to 2012. The Board benefits from Mr. Shapiro’s financial and accounting experience.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of this Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through their engagement for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2013 and 2012 for professional services rendered to Barrick:

Fees(1) (amount in millions)	2013	2012

Audit Fees(2)	$11.1	$10.0
Audit-related Fees(3)	0.8	0.6
Tax Fees(4)	0.9	1.1
All Other Fees	0.1	0.1

Total	$12.9	$11.8

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
(2)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings. In 2013, the increase in audit fees primarily related to audits performed on Australian entity financial statements as part of the sale of certain assets in Australia.
(3)	In 2013, audit-related fees primarily related to services in connection with the Company’s equity offering ($0.3 million) and the Company’s tender offer for certain debt securities ($0.2 million). In 2012, audit-related fees primarily related to services in connection with the Company’s offering of debt securities ($0.2 million) and services relating to required regulatory certifications ($0.2 million).
(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2013 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to ensure that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in the MD&A and Barrick’s Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s Chief Executive Officer and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

The management of Barrick, at the direction of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2013, based on the framework and criteria established in Internal Control – Integrated Framework (1992) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on management’s evaluation, Barrick’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2013. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2013 Annual Report.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s Chief Executive Officer and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2013 will be included in Barrick’s 2013 Annual Report and its 2013 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Adjusted operating costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound

Beginning with Barrick’s 2012 Annual Report, the Company adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with its Second Quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to the Company’s presentation of the same measure in reports prior to the Second Quarter 2013 MD&A, with the exception of the classification of sustaining capital. In Barrick’s previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Barrick’s “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Barrick believes that its use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in the Company’s Second Quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in its Second Quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. The Company’s co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

Barrick believes that C1 cash costs per pound enables investors to better understand the performance of the Company’s global copper segment in comparison to other copper producers who present results in a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Reconciliation of gold cost of sales to Adjusted operating costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
	Reference	2013	2012 [1]	2011	2013	2012 [1]
Cost of sales	A	$6,064	6,078	$5,223	$1,445	$1,694
Cost of sales applicable to non-controlling interests[2]	B	(383)	(216)	(186)	(103)	(58)
Cost of sales applicable to ore purchase arrangement	C	(46)	(161)	(126)	(1)	(42)
Other metal sales	D	(190)	(141)	(158)	(43)	(38)
Realized non-hedge gains/losses on fuel hedges	E	(20)	(8)	(7)	(5)	(19)
Corporate social responsibility costs related to current operations	F	52	39	25	20	13
Treatment and refinement charges	G	6	6	8	2	2

Total production costs		$5,483	5,597	$4,779	$1,315	$1,552

Depreciation	H	($1,363)	($1,401)	($1,162)	($268)	($419)
Impact of Barrick Energy	I	(57)	(90)	(118)	—	(24)

Adjusted operating costs		$4,063	$4,106	$3,499	$1,047	$1,109

General & administrative costs	J	298	438	384	63	124
Rehabilitation - accretion and amortization (operating sites)	K	139	131	135	31	35
Mine on-site exploration and evaluation costs	L	61	115	92	16	34
Mine development expenditures[3]	M	1,101	1,222	894	236	353
Sustaining capital expenditures[3]	M	901	1,381	1,192	251	470

All-in sustaining costs		$6,563	$7,393	$6,196	$1,644	$2,125

Corporate social responsibility costs not related to current operations	F	23	26	20	12	11
Rehabilitation - accretion and amortization not related to current operations	K	10	10	10	2	2
Exploration and evaluation costs (non-sustaining)	L	117	193	232	30	44
Non-sustaining capital expenditures[3]
Pascua-Lama	M	1,998	1,869	1,399	606	532
Pueblo Viejo	M	29	512	565	(4)	110

Cortez	M	132	27	69	9	(9)
Goldstrike thiosulphate project	M	223	145	30	71	61
Bulyanhulu CIL	M	83	27	5	30	22
Other	M	24	35	86	8	7

All-in costs		$9,202	$10,237	$8,612	$2,408	$2,905

Ounces sold - consolidated basis (000s ounces)		7,604	7,465	7,758	1,951	2,071
Ounces sold - non-controlling interest (000s ounces)[2]		(430)	(173)	(208)	(122)	(44)

Ounces sold - equity basis (000s ounces)		7,174	7,292	7,550	1,829	2,027

Total production costs per ounce[4]		$764	$767	$633	$719	$766

Adjusted operating costs per ounce[4]		$566	$563	$463	$573	$547
Adjusted operating costs per ounce (on a co-product basis)[4,5]		$589	$580	$484	$592	$564

All-in sustaining costs per ounce[4]		$915	$1,014	$821	$899	$1,048
All-in sustaining costs per ounce (on a co-product basis)[4,5]		$938	$1,031	$842	$918	$1,065

All-in costs per ounce[4]		$1,282	$1,404	$1,141	$1,317	$1,433
All-in costs per ounce (on a co-product basis)[4,5]		$1,305	$1,421	$1,162	$1,336	$1,450

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
[3]	Amounts represent our share of capital expenditures.
[4]	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[5]	Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2013	2012 [1]	2011	2013	2012 [1]
	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$7,243	$7,257	$6,240	$1,813	$2,085
	Less: cost of sales - copper (Note 7)	(1,091)	(1,227)	(915)	(267)	(405)
	Add: Barrick Energy depreciation (Note 4)	43	102	97	—	24
	Less: Non-gold COS	(131)	(54)	(199)	(101)	(10)

	Total Cost of Sales - Gold	$6,064	$6,078	$5,223	$1,445	$1,694

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to ABG
	Direct mining and royalties	$580	$632	$562	$139	$169
	Depreciation	160	162	138	29	48

	Total related to ABG	$740	$794	$700	$168	$217

	Portion attributable to non-controlling interest	$189	$216	$186	$42	$58

	Cost of sales applicable to Pueblo Viejo
	Direct mining and royalties	$420	$—	$—	$143	$—
	Depreciation	139	—	—	44	—

	Total related to Pueblo Viejo	$559	$—	$—	$187	$—

	Portion attributable to non-controlling interest	$194	$—	$—	$61	$—

	Cost of sales applicable to non-controlling interests	$383	$216	$186	$103	$58

C	Cost of sales applicable to ore purchase arrangement

	Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

	By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months and year ended December 31, 2013 were $36 million and $167 million, respectively (2012: $35 million and $126 million, respectively; 2011: $137 million).

E	Realized non-hedge gains/losses on fuel hedges
	Fuel gains/(losses) (Note 24E)	$12	$6	($1)	$6	$6
	Less: Unrealized gains/(losses)	(32)	(14)	(6)	(11)	(25)

	Realized non-hedge gains/(losses) on fuel hedges	($20)	($8)	($7)	($5)	($19)

F	Corporate social responsibility costs
	CSR costs (Note 9)	$89	$83	$55	$36	$30
	Less: NCI of CSR	(6)	(3)	(2)	(3)	(1)
	Less: CSR costs - non-gold	(8)	(15)	(8)	(1)	(5)

	Total CSR - gold	$75	$65	$45	$32	$24

	Corporate social responsibility costs related to current operations	52	39	25	20	13
	Corporate social responsibility costs not related to current operations	23	26	20	12	11

	Total CSR - gold	$75	$65	$45	$32	$24

G	Treatment and refinement charges

	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2013 were $2 million and $6 million, respectively (2012: $2 million and $6 million, respectively; 2011: $8 million).

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2013	2012 [1]	2011	2013	2012 [1]
H	Depreciation - gold
	Depreciation (Note 7)	$1,732	$1,651	$1,419	$442	$492
	Less: copper depreciation (Note 5)	(188)	(253)	(170)	(50)	(73)
	Add: Barrick Energy depreciation (Note 4)	43	102	97	—	24
	Less: NCI and other non-gold depreciation	(224)	(99)	(184)	(124)	(24)

	Total depreciation - gold	$1,363	$1,401	$1,162	$268	$419

I	Impact of Barrick Energy
	Revenue related to Barrick Energy (Note 4)	$93	$153	$177	$—	$40
	Less: COS related to Barrick Energy (Note 4)	(79)	(165)	(156)	—	(40)
	Add: Barrick Energy depreciation (Note 4)	43	102	97	—	24

	Impact of Barrick Energy	$57	$90	$118	$—	$24

J	General & administrative costs
	Total general & administrative costs (statement of income)	$390	$503	$432	$93	$139
	Less: non-operating & non-gold general & administrative costs	(79)	(74)	(56)	(19)	(22)
	Add: Other	18	26	8	3	7
	Less: non-recurring items	(31)	(17)	—	(14)	—

	Total general & administrative costs	$298	$438	$384	$63	$124

K	Rehabilitation - accretion and amortization

	Includes depreciation (note 5) on the assets related to rehabilitation provisions of our gold operations of $17 million and $88 million for the three months and year ended December 31, 2013, respectively (2012: $24 million and $91 million, respectively; 2011: $97 million) and accretion (note 11) on the rehabilitation provision of our gold operations of $14 million and $51 million for the three months and year ended December 31, 2013, respectively (2012: $11 million and $40 million, respectively; 2011: $38 million).

L	Exploration and evaluation costs
	Exploration and evaluation costs (statement of income)	$208	$359	$346	$54	$108
	Less: exploration and evaluation costs - non-gold & NCI	(30)	(51)	(22)	(8)	(30)

	Total exploration and evaluation costs - gold	$178	$308	$324	$46	$78

	Exploration & evaluation costs (sustaining)	61	115	92	16	34
	Exploration and evaluation costs (non-sustaining)	117	193	232	30	44

	Total exploration and evaluation costs - gold	$178	$308	$324	$46	$78

M	Capital expenditures
	Gold segments (Note 5)	$2,558	$3,630	$3,492	$610	$1,757
	Pascua-Lama operating unit (Note 5)	2,226	2,113	1,564	635	604
	Other projects - gold	120	128	290	26	29

	Capital expenditures - gold	$4,904	$5,871	$5,346	$1,271	$2,390

	Less: NCI portion	(116)	(204)	(753)	(22)	(719)
	Less: capitalized interest (Note 13)	(297)	(567)	(409)	(42)	(147)
	Add: capitalized interest relating to copper	—	118	56	—	22

	Total capital expenditures - gold	$4,491	$5,218	$4,240	$1,207	$1,546

	Mine development expenditures	1,101	1,222	894	236	353
	Sustaining capital expenditures	901	1,381	1,192	251	470
	Non-sustaining capital expenditures	2,489	2,615	2,154	720	723

	Total capital expenditures - gold	$4,491	$5,218	$4,240	$1,207	$1,546

Reconciliation of copper cost of sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2013	2012 [1]	2011	2013	2012 [1]
Cost of sales	$1,091	$1,227	$915	$267	$405
Depreciation/amortization	(184)	(253)	(170)	(49)	(72)
Treatment and refinement charges	126	95	68	36	26
Corporate social responsibility costs	9	10		2	3
Less: royalties	(48)	(34)	(17)	(12)	(11)
Less: non-routine charges	5	(56)	(34)	(1)	(49)
Other metal sales	(1)	(1)	(3)	—	—
Other	—	(22)	—	—	(5)

C1 cash cost of sales	$998	$966	$759	$243	$297

Depreciation/amortization	184	253	170	49	72
Royalties	48	34	17	12	11
Non-routine charges	(5)	56	34	1	49
Administration costs	16	9	22	3	4
Other expense (income)	16	27	21	4	18

C3 fully allocated cost of sales	$1,257	$1,345	$1,023	$312	$451

Pounds sold - consolidated basis (millions pounds)	519	472	444	134	154

C1 cash cost per pound[2]	$1.92	$2.05	$1.71	$1.81	$1.93

C3 fully allocated cost per pound[2]	$2.42	$2.85	$2.30	$2.33	$2.93

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements; and

•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues. The Company believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of Barrick’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/per pound

	For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2013	2012	2011	2013	2012	2011 [1]
Sales	$10,670	$12,564	$12,255	$1,651	$1,689	$1,646
Sales applicable to non-controlling interests	(589)	(288)	(329)	—	—	—
Sales attributable to ore purchase agreement	(46)	(174)	(137)	—	—	—
Realized non-hedge gold/copper derivative (losses) gains	1	—	43	(22)	(76)	(21)
Treatment and refinement charges	6	6	8	126	95	68
Export duties	51	65	73	—	—	—
Other	—	—	—	—	(22)	—

Revenues – as adjusted	$10,093	$12,173	$11,913	$1,755	$1,686	$1,693

Ounces/pounds sold (000s ounces/millions pounds)	7,174	7,292	7,550	519	472	444

Realized gold/copper price per ounce/pound[1]	$1,407	$1,669	$1,578	$3.39	$3.57	$3.82

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Significant tax adjustments not related to current period earnings;

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Gains/losses and other one-time costs relating to acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Change in the measurement of the PER at closed sites.

Barrick uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. Barrick believes that adjusted net earnings is a useful measure of the Company’s performance because tax adjustments not related to current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. The Company also adjusts for changes in PER discount rates relating to Barrick’s closed sites as they are not related to Barrick’s current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Barrick’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Barrick periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

The Company also presents adjusted return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Barrick believes this to be a useful indicator of the Company’s performance. Barrick uses adjusted net earnings to calculate the adjusted return on equity as management believes it is a useful measure of the Company’s underlying operating performance of its core mining business.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2013	2012 [2]	2011	2013	2012 [2]
Net earnings (losses) attributable to equity holders of the Company	($10,366)	($538)	$4,484	($2,830)	($3,013)
Impairment charges related to intangibles, property, plant and equipment, and investments	11,536	4,425	165	2,815	4,161
Acquisition/disposition (gains)/losses	442	(13)	(165)	(31)	1
Foreign currency translation (gains)/losses	233	125	(5)	138	97
Acquisition related costs	—	—	97	—	—
Tax adjustments	297	(83)	122	17	(42)
Other expense adjustments[3]	483	75	32	296	42
Restructuring costs	—	—	2	—	—
Unrealized (gains)/losses on non-hedge derivative instruments	(56)	(37)	(66)	1	(89)

Adjusted net earnings	$2,569	$3,954	$4,666	$406	$1,157

Net earnings (losses) per share[4]	(10.14)	(0.54)	4.49	(2.61)	(3.01)
Adjusted net earnings per share[4]	2.51	3.95	4.67	0.37	1.16
Average shareholders’ equity	$17,753	$22,668	$21,418	$13,576	$23,611
Adjusted return on equity[5]	14%	17%	22%	12%	20%

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Figures are restated for the impact of new accounting standards adopted in 2013.
[3]	Other expense adjustments include demobilization and severance costs relating to Pascua-Lama for the three months and year ended December 31, 2013 of $176 million and $258 million, respectively.
[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Significant adjusting items (net of tax and non-controlling interest effects) for 2013 include: $11.5 billion in impairment charges; $466 million in losses related to the disposition of Barrick Energy; $258 million in project care and maintenance and demobilization costs at Pascua-Lama; $249 million in income tax expense at Pueblo Viejo, related to the impact of the substantive enactment of the revised SLA; $233 million in unrealized foreign currency translation losses; $94 million increase in rehabilitation provision for Pierina as a result of its accelerated closure; and $21 million in restructuring costs related to the company-wide role reductions; partially offset by $56 million in realized and unrealized gains on non-hedge derivative instruments and a $3 million gain on the sale of the Yilgarn South assets.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 21, 2014. As well, additional financial information is provided in the Company’s 2013 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2013 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.